UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of November 2022

Commission File Number:  001-41035

CI&T Inc

(Exact Name of Registrant as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

R. Dr. Ricardo Benetton Martins, 1,000

Pólis de Tecnologia-Prédio 23B,

Campinas-State of São Paulo

13086-902 - Brazil

+55 19 21024500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

CI&T Inc

ITEM

1. 3Q22 Earnings Release
2. Unaudited condensed consolidated interim financial information for the three and nine- month periods ended September 30, 2022 and 2021.

1

CI&T Reports Solid Third Quarter 2022 Financial and Operational Results

New York - November 17, 2022 /Business Wire/ - CI&T (NYSE: CINT, “Company”), a global digital specialist, today announces its results for the third quarter of 2022 (3Q22) and the nine months ended on September 30, 2022 (9M22) in accordance with International Financial Reporting Standards (IFRS). For comparison purposes, we refer to the results for the third quarter of 2021 (3Q21) and for the nine months ended on September 30, 2021 (9M21).

Third Quarter (3Q22) Operating and Financial Highlights

●         Net Revenue was R$559.0 million, an increase of 48.7% compared to 3Q21 or a 51.3% growth at constant currency.

●         The number of clients with annual revenue above R$1 million in the last twelve months grew from 76 in 3Q21 to 147 in 3Q22.

●         Net Profit was R$40.6 million compared to a net loss of R$2.2 million in 3Q21.

●         Adjusted EBITDA was R$107.3 million, a 34.1% growth year-over-year, equivalent to an Adjusted EBITDA margin of 19.2%.

●         Adjusted Net Profit was R$69.5 million, 156.7% higher than 3Q21. Adjusted net profit margin was 12.4%.

●         CI&T ended 3Q22 with 6,887 CI&Ters, a net addition of 1,489 employees (27.6% growth) compared to the end of 3Q21.

Nine months ended September 30, 2022 (9M22) Operating and Financial Highlights

●         Net Revenue was R$1,575.9 million, an increase of 59.6% compared to 9M21, or a  65.5% growth at  a constant currency.

●         Net Profit was R$95.8 million, an increase of 16.7% in relation to 9M21.

●         Adjusted EBITDA was R$293.8 million, 32.2% higher than 9M21, with an Adjusted EBITDA margin of 18.6%.

●         Adjusted Net Profit was R$162.9 million, an increase of 45.6% compared to 9M21.

Cesar Gon, founder and CEO of CI&T, commented, "As we complete one year of our debut in the capital markets, I am excited to share another set of high growth with sound profitability results. With the cash proceeds of the IPO, we have expanded our operations globally through acquisitions, opening new markets and verticals, and extending our global talent base. With these moves, we amplified our footprint for robust organic growth in our four operating regions: North America, Latin America, Europe, and Asia Pacific."

"A nontrivial macro environment marked these twelve months. Nevertheless Digital transformation is a secular trend and remains a priority in the corporate world. And CI&T positioning and value proposition focused on speed and digital efficiency resonates extremely well with large and innovative companies.

2

Comments on the 3Q22 financial performance

In 3Q22, the net revenue was R$559.0 million, an increase of 48.7% compared to 3Q21, or a 51.3% net revenue growth at constant currency. The acquisitions of Somo, Box 1824, and Transpire concluded in 2022 contributed to 14 percentage points of revenue growth in the quarter compared to 3Q21.

We added 20 new clients to our portfolio in 3Q22 (with annual revenue above R$1.0 million in the last twelve months), increasing our client base from 127 in 2Q22 to 147 in 3Q22. We maintained a solid year-over-year growth across all regions and all industry verticals we operate.

The cost of services provided in 3Q22 reached R$363.6 million, an increase of 47.3% compared to 3Q21, and the gross profit was R$195.4 million. Excluding costs with depreciation and amortization and stock-based compensation, the adjusted gross profit in 3Q22 was R$206.5 million, 47.9% higher than in 3Q21. The adjusted gross profit margin was 36.9%, a slight decrease compared to 37.1%  in 3Q21, mainly due to lower margins from recently acquired companies.

In 3Q22, selling, general and administrative (SG&A), and other operating expenses were R$130.8 million, an increase of 45.3% compared to 3Q21, mainly due to (i) acquisition-related expenses, including bonus retention, consulting expenses, and amortization of intangible assets from acquired companies; and (ii) the strengthening of our back-office teams in connection with our IPO.

In 3Q22, the Adjusted EBITDA was R$107.4 million, an increase of 34.1% compared to 3Q21. Adjusted EBITDA margin was 19.2% in the quarter, a reduction of 2.1 percentage points compared to 3Q21, mainly due to the increase in SG&A expenses. Sequentially, the Adjusted EBITDA margin improved to 19.2% in 3Q22 from 19.1% in 2Q22 and 17.5% in 1Q22, as a result of gradual price readjustments on our contracts, a seasonal effect.

In 3Q22, net financial expenses were R$7.4 million, a decrease of 66.8% compared to 3Q21, as a result of positive foreign exchange variations in 3Q22, partially compensated by higher interest rates on loans.

In 3Q22, depreciation and amortization expenses totaled R$23.6 million, an increase of 67.3% or R$9.5 million compared to 3Q21, due to the amortization of R$10.3 million from intangible assets from acquired companies.

In 3Q22, income tax expense was R$16.5 million, a reduction of 12.3% compared to 3Q21. In the 9M22, income tax expense was R$49.8 million, a reduction of 13.3% year over year, while the income tax paid (cash effect) was R$33.5 million in the period, equivalent to a cash tax rate of 23%.

In 3Q22, the net profit was R$40.6 million, compared to a net loss of R$2.2 million in 3Q21. Adjusted net profit was R$69.5 million, 156.7% higher than 3Q21, equivalent to an adjusted net profit margin of 12.4%. The increase in the adjusted net profit margin was mainly due to a reduction in financial expenses, income tax expenses, and depreciation of property, plant, and equipment.

3

Business Outlook

We expect our net revenue in the fourth quarter of 2022 to be at least R$605 million compared to a net revenue of R$457 million in the fourth quarter of 2021, a 41% growth at constant currency or a 32% growth on a reported basis, which includes a negative foreign currency translation impact of approximately nine percentage points.

For the full year of 2022, we are increasing our outlook and expect a net revenue growth at constant currency of at least 58% year-over-year and net revenue growth on a reported basis of at least 51%, which includes a negative foreign currency translation impact of approximately seven percentage points.

In addition, we estimate our adjusted EBITDA margin to be at least 19% for the full year of 2022, assuming an average exchange rate of 5.10 Brazilian Reais to the U.S. dollar for the full year.

These expectations are forward-looking statements and actual results may differ materially. See "Cautionary Statement on Forward-Looking Statements" below.

Conference Call Information
Cesar Gon, Bruno Guicardi, Stanley Rodrigues, and Eduardo Galvão will host a video conference call to discuss the 3Q22 and 9M22 financial and operating results on November  17 at 8:00 a.m. Eastern Time / 10:00 a.m. BRT. The earnings call can be accessed at the Company’s Investor Relations website at https://investors.ciandt.com or at the following link: https://www.youtube.com/watch?v=qeVVSmOaVAg.

About CI&T

CI&T (NYSE:CINT) is a global digital specialist, a partner in digital transformation for 100+ large enterprises and fast growth clients. As digital natives, CI&T brings a 27-year track record of accelerating business impact through complete and scalable digital solutions. With a global presence in nine countries with a nearshore delivery model, CI&T provides strategy, data science, design, and engineering, unlocking top-line growth, improving customer experience, and driving operational efficiency. Recognized by Forrester as a Leader in Modern Application Development Services, CI&T is the Employer of Choice for more than 6,800 professionals.

Basis of accounting and functional currency
CI&T maintains its books and records in Brazilian reais, the presentation currency for its unaudited condensed consolidated interim financial statements, and the functional currency of our operations in Brazil. CI&T prepares its unaudited condensed consolidated interim financial statements in accordance with IFRS, as issued by the IASB, and International Financial Reporting Standard No 34—Interim Financial Reporting (“IAS 34”).

4

Non-IFRS Financial Measures

We regularly monitor certain financial and operating metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. These non-IFRS financial measures include Adjusted Gross Profit, Adjusted Gross Profit Margin, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Profit, Adjusted Net Profit Margin, Net Revenue at Constant Currency, and Net Revenue Growth at Constant Currency, and should be considered in addition to results prepared in accordance with IFRS, but not as substitutes for IFRS results. In addition, our calculation of these non-IFRS financial measures may differ from those used by other companies, and therefore comparability may be limited. These non-IFRS financial measures are provided as additional information to enhance investors’ overall understanding of our operations’ historical and current financial performance.

CI&T is not providing a quantitative reconciliation of forward-looking Non-IFRS Net Revenue Growth at Constant Currency and Adjusted EBITDA to the most directly comparable IFRS measure because it is unable to reasonably predict the ultimate outcome of certain significant items without unreasonable efforts. These items include, but are not limited to, stock-based compensation expenses, acquisition-related expenses, the tax effect of non-IFRS adjustments, and other items. These items are uncertain, depend on various factors, and could have a material impact on IFRS reported results for the guidance period.

We calculate Net Revenue at Constant Currency and Net Revenue Growth at Constant Currency by translating Net revenue from entities reporting in foreign currencies into Brazilian reais using the comparable foreign currency exchange average rates from the prior period to show changes in our revenue without giving effect to period-to-period currency fluctuations. Reported Net Revenue in 2021 considers the FX rate at the end of each month, while Net Revenue at Constant Currency considers the average FX rate for the period.

In calculating Adjusted Gross Profit, we exclude cost components unrelated to the direct management of our services. For the periods herein, the adjustments applied were: (i) depreciation and amortization related to costs of services provided; and (ii) stock-based compensation expenses.

In calculating Adjusted EBITDA, we exclude components unrelated to the direct management of our services. For the periods herein, the adjustments were: (i) stock-based compensation expenses; (ii) consulting expenses related to the initial public offering and corporate reorganization; (iii) government grants related to tax reimbursement in the Chinese subsidiary; (iv) non-cash expenses related to the write-off due to the inventory of property, plant, and equipment, tax write-off, and the impairment related to the discontinuation of certain investments made by Dextra on intangible assets related to digital platforms; and (v) acquisition-related expenses, including fair value adjustment on accounts payable for business combination, consulting expenses and retention bonuses.

In calculating Adjusted Net Profit, we exclude cost components unrelated to the direct management of our services. For the periods herein, the adjustments applied were: (i) consulting expenses related to the initial public offering and corporate reorganization, (ii) non-cash expenses related to the write-off due to the inventory of property, plant, and equipment, tax write-off, and the impairment related to the discontinuation of certain investments made by Dextra on intangible assets related to digital platforms; and (iii) acquisition-related expenses, including amortization of intangible assets from acquired companies, fair value adjustment on account payables for business combination, consulting expenses and retention bonuses.

5

Cautionary Statement on Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, which include but are not limited to: the statements under "Business outlook," including expectations relating to revenues and other financial or business metrics; statements regarding relationships with clients; and any other statements of expectation or belief. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” "scheduled,” “forecasts” and similar words are intended to identify estimates and forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements represent our management's beliefs and assumptions only as of the date of this press release. You should read this press release with the understanding that our actual future results may be materially different from what we expect. These statements are subject to known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance, or achievements to differ materially from results expressed or implied in this press release. Such risk factors include, but are not limited to, those related to: the current and future impact of the COVID-19 pandemic, the ongoing war in Ukraine and economic sanctions imposed by Western economies over Russia on our business and industry; the effects of competition on our business; uncertainty regarding the demand for and market utilization of our services; the ability to maintain or acquire new client relationships; general business and economic conditions; our ability to successfully integrate Dextra, Somo, Box 1824, Transpire and Ntersol; and our ability to successfully execute our growth strategy and strategic plans. Additional information concerning these and other risks and uncertainties are contained in the "Risk Factors" section of CI&T's annual report on Form 20-F. Additional information will be made available in our annual reports on Form 20-F, and other filings and reports that CI&T may file from time to time with the SEC. Except as required by law, CI&T assumes no obligation and does not intend to update these forward-looking statements or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Contacts:

Investor Relations Contact:

Eduardo Galvão

investors@ciandt.com

Media Relations Contact:

Zella Panossian

ciandt@illumepr

6

Unaudited condensed consolidated statement of profit or loss

(In thousands of Brazilian Reais)

	Quarter ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Net Revenue	559,018	375,970	1,575,905	987,586
Costs of services provided	(363,617)	(246,846)	(1,034,111)	(640,986)
Gross Profit	195,401	129,124	541,794	346,600

Selling expenses	(43,337)	(24,122)	(118,428)	(61,902)
General and administrative expenses	(84,804)	(38,966)	(228,115)	(93,056)
Research and technological innovation expenses	-	-	-	(4)
Impairment loss on trade receivables and contract assets	325	(1,662)	(385)	(2,030)
Other income (expenses) net	(3,008)	(25,309)	(7,492)	(23,862)

Operating profit before financial income and tax	64,577	39,065	187,374	165,746

Finance income	32,750	17,591	155,638	43,421
Finance cost	(40,182)	(40,007)	(197,315)	(69,523)
Net finance costs	(7,432)	(22,416)	(41,677)	(26,102)

Profit before Income tax	57,145	16,649	145,697	139,644
Income tax expense
Current	(22,273)	(28,809)	(44,796)	(63,367)
Deferred	5,736	9,952	(5,071)	5,852
Net profit for the period	40,608	(2,208)	95,830	82,129

Earnings per share
Earnings per share – basic (in R$)	0.30	(0.02)	0.72	0.68
Earnings per share – diluted (in R$)	0.30	(0.02)	0.72	0.67

Weighted average number of basic shares held by shareholders	133,332,778	119,960,451	133,006,973	119,960,422
Weighted average number of diluted shares held by shareholder	133,332,778	119,960,451	133,006,973	122,895,435

7

Unaudited condensed consolidated statements of financial position

(In thousands of Brazilian Reais)

Assets	September 30, 2022	December 31, 2021	Liabilities and equity	September 30, 2022	December 31, 2021
Cash and cash equivalents	151,850	135,727	Suppliers and other payables	26,512	33,566
Financial Investments	181,857	798,786	Loans and borrowings	252,629	164,403
Trade receivables	462,793	340,519	Lease liabilities	29,199	21,214
Contract assets	229,165	134,388	Salaries and welfare charges	256,028	234,173
Recoverable taxes	6,667	7,785	Accounts payable for business combination	63,947	48,923
Tax assets	1,089	2,810	Loss adjustments on hedge accounting	50,315	-
Gain adjustments on hedge accounting	13,028	-	Derivatives	6,095	535
Derivatives	11,775	896	Tax liabilities	3,379	13,345
Other assets	33,173	29,994	Other taxes payable	14,173	5,423
Total current assets	1,091,397	1,450,905	Contract liability	11,760	13,722
			Other liabilities	34,133	13,669
Recoverable taxes	3,591	3,046	Total current liabilities	748,170	548,973
Deferred tax assets	34,285	31,989
Judicial deposits	9,468	3,079	Loans and borrowings	453,729	624,306
Restricted cash - Escrow account and indemnity asset	32,877	-	Lease liabilities	50,722	60,674
Other assets	3,925	2,974	Provisions	14,587	633
Property, plant and equipment	60,376	57,721	Accounts payable for business combination	55,279	36,803
Intangible assets and goodwill	1,123,626	738,803	Other liabilities	2,020	1,660
Right-of-use assets	70,366	73,827	Total non-current liabilities	576,337	724,076
Total non-current assets	1,338,514	911,439
			Equity
			Share capital	37	36
			Share premium	946,173	915,947
			Capital reserves	26,045	10,105
			Profit reserves	221,787	125,957
			Other comprehensive income	(88,638)	37,250
			Total equity	1,105,404	1,089,295

Total assets	2,429,911	2,362,344	Total equity and liabilities	2,429,911	2,362,344

8

Unaudited condensed consolidated statement of cash flow

(In thousands of Brazilian Reais)

	September 30, 2022	September 30, 2021
Net profit for the period	95,830	82,129
Adjustments for:
Depreciation and amortization	67,154	30,102
Loss on the sale of property, plant and equipment and intangible assets	2,137	338
Interest, monetary variation and exchange rate changes	29,562	25,998
Exchange rate changes and monetary adjustments on accounts payable for business combinations	(7,601)	-
Exchange variation on escrow account related to Somo acquisition	3,798	-
Interest on lease	6,306	4,409
Unrealized loss (gain) on financial instruments	(5,709)	3,898
Income tax expenses	49,867	57,515
Impairment losses on trade receivables	203	1,112
Impairment losses on contract assets	182	918
Provision for labor and tax risks	386	346
Impairment of intangible assets	-	21,818
Share-based plan	1,894	694
Income on financial investments	(1,628)	-
Fair value adjustment - accounts payable for business combination	5,243	-
Price adjustment - accounts payable for business combination	1,997	-
Others	(1,824)	52
Variation in operating assets and liabilities
Trade receivables	(107,311)	(87,669)
Contract assets	(85,091)	(67,530)
Recoverable taxes	(2,297)	(13,260)
Tax assets	930	(2)
Judicial deposits	(6,389)	7
Suppliers and other payables	(34,281)	4,075
Salaries and welfare charges	7,448	43,788
Tax liabilities	1,568	(3,797)
Other taxes payable	4,509	1,448
Contract liabilities	(4,893)	(9,036)
Payment of share-based indemnity	-	(628)
Other receivables and payables, net	6,714	(6,538)
Cash (used in)/ generated from operating activities	28,704	90,187
Income tax paid	(33,467)	(44,468)
Interest paid on loans and borrowings	(51,152)	(2,296)
Interest paid on lease	(4,796)	(3,972)
Net cash used in operating activities	(60,711)	39,451
Cash flows from investment activities:
Acquisition of property, plant and equipment and intangible assets	(20,163)	(22,112)
Acquisition of subsidiary net of cash acquired – Dextra	-	(641,784)
Acquisition of subsidiary net of cash acquired - Somo	(247,764)	-
Acquisition of subsidiary net of cash acquired - Box 1824	(19,040)	-
Acquisition of subsidiary net of cash acquired - Transpire	(54,995)	-
Escrow deposit (acquisition of Somo)	(23,061)	-
Hedge accounting realization	20,981	-
Redemption of financial investments	582,367	-
Payment of investment obligations - Dextra	(62,338)	-
Net cash from / used in investment activities	175,987	(663,896)
Cash flow from financing activities:
Share-based plan contributions	-	989
Dividends paid	-	(71,039)
Exercised stock options	10,339	-
Interest on equity, paid	-	(713)
Payment of lease liabilities	(19,828)	(12,407)
Proceeds from loans and borrowings	186,239	740,596
Settlement of derivatives	390	-
Payment of loans and borrowings	(279,940)	(71,702)
Net cash from financing activities	(102,800)	585,724
Net decrease in cash and cash equivalents	12,476	(38,721)
Cash and cash equivalents as of January 1st	135,727	162,827
Exchange variation effect on cash and cash equivalents	3,647	(2,937)
Cash reduction due to spin-off effect	-	(7,752)
Cash and cash equivalents as of September	151,850	113,417
9

Reconciliation of Non-IFRS financial measures to comparable IFRS financial measures

(Unaudited)

Reconciliation of revenue growth as reported on a IFRS basis to revenue growth on a constant currency basis:

Net Revenue (in BRL thousand)	3Q22	3Q21	Var. 3Q22 x 3Q21	9M22	9M21	Var. 9M22 x 9M21
Net Revenue	559,018	375,970	48.7%	1,575,905	987,586	59.6%
Net Revenue at Constant Currency	568,759	375,812	51.3%	1,634,761	987,953	65.5%

Revenue Breakdown

Net Revenue by industry (in BRL thousand)	3Q22	3Q21	Var. 3Q22 x 3Q21	9M22	9M21	Var. 9M22 x 9M21
Financial Services	161,185	134,984	19.4%	476,250	345,073	38.0%
Food and Beverages	114,835	78,258	46.7%	316,891	250,426	26.5%
Technology, Media and Telecom	77,710	45,515	70.7%	215,153	108,006	99.2%
Pharmaceuticals and Cosmetics	74,847	51,503	45.3%	208,837	139,107	50.1%
Retail and Manufacturing	32,753	20,930	56.5%	99,807	55,140	81.0%
Education and Services	18,855	16,458	14.6%	55,508	40,096	38.4%
Logistic and Transportation	20,229	10,713	88.8%	54,861	20,868	162.9%
Others	58,604	17,609	232.8%	148,598	28,870	414.7%
Total	559,018	375,970	48.7%	1,575,905	987,586	59.6%

Net Revenue by geography (in BRL thousand)	3Q22	3Q21	Var. 3Q22 x 3Q21	9M22	9M21	Var. 9M22 x 9M21
NAE (North America and Europe)	289,758	170,883	69.6%	798,751	487,811	63.7%
North America	232,697	165,015	41.0%	655,941	470,563	39.4%
Europe	57,061	5,868	872.4%	142,810	17,248	728.0%
LATAM (Latin America)	247,200	192,200	28.6%	724,480	465,900	55.5%
APJ (Asia, Pacific and Japan)	22,060	12,887	71.2%	52,674	33,875	55.5%

10

Reconciliation of various income statement amounts from IFRS to non-IFRS for the three and nine months ended September 30, 2022 and 2021:

Gross Profit (in BRL thousand)	3Q22	3Q21	Var. 3Q22 x 3Q21	9M22	9M21	Var. 9M22 x 9M21
Net Revenue	559,018	375,970	48.7%	1,575,905	987,586	59.6%
Cost of Services	(363,617)	(246,846)	47.3%	(1,034,111)	(640,986)	61.3%
Gross Profit	195,401	129,124	51.3%	541,794	346,600	56.3%
Adjustments
Depreciation and amortization (cost of services provided)	10,688	10,345	3.3%	30,302	23,121	31.1%
Stock-based compensation	369	116	219.0%	1,190	348	241.7%
Adjusted Gross Profit	206,458	139,584	47.9%	573,285	370,069	54.9%
Adjusted Gross Profit Margin	36.9%	37.1%	-0.2p.p	36.4%	37.5%	-1.1p.p

SG&A and other expenses (in BRL thousand)	3Q22	3Q21	Var. 3Q22 x 3Q21	9M22	9M21	Var. 9M22 x 9M21
Selling	(43,337)	(24,122)	79.7%	(118,428)	(61,902)	91.3%
General and administrative	(84,804)	(38,966)	117.6%	(228,115)	(93,056)	145.1%
SG&A expenses	(128,141)	(63,088)	103.1%	(346,543)	(154,958)	123.6%
Other income (expenses) net (1)	(3,008)	(25,309)	-88.1%	(7,492)	(23,866)	-68.6%
Impairment loss on trade receivables and contract assets	325	(1,662)	-	(385)	(2,030)	-81.0%
SG&A and other operating expenses	(130,824)	(90,059)	45.3%	(354,420)	(180,854)	96.0%

(1)      Include research and technological innovation expenses

Adjusted EBITDA (in BRL thousand)	3Q22	3Q21	Var. 3Q22 x 3Q21	9M22	9M21	Var. 9M22 x 9M21
Net profit for the period	40,608	(2,208)	-	95,830	82,129	16.7%
Adjustments
Net financial cost	7,432	22,416	-66.8%	41,677	26,102	59.7%
Income tax expense	16,537	18,857	-12.3%	49,867	57,515	-13.3%
Depreciation and amortization	23,558	14,083	67.3%	67,154	30,102	123.1%
Stock-based compensation	761	193	294.6%	1,894	693	173.5%
Consulting expenses (1)	-	3,080	-100.0%	-	3,080	-100.0%
Government grants	(204)	(4)	n.m	(378)	(1,418)	-73.4%
Write-off and Impairment (2)	2,156	21,818	-90.1%	3,703	21,818	-83.0%
Acquisition-related expenses (3)	16,497	1,815	809.0%	34,051	2,277	n.m
Adjusted EBITDA	107,343	80,049	34.1%	293,799	222,297	32.2%
Adjusted EBITDA Margin	19.2%	21.3%	-2.1p.p	18.6%	22.5%	-3.9p.p

11

(1)	IPO-related expenses, including consulting and corporate reorganization expenses.
(2)

Non-cash expenses related to the write-off due to the inventory of plant and equipment in the amount of (R$1,548) in 9M21, tax write-off of (R$2,156) in 3Q22, and impairment of intangible assets of Dextra, acquired in August 2021 in the amount of (R$21,818) in 3Q21.

(3)	Include fair value adjustment on accounts payable for business combination, consulting expenses and retention bonuses.

Net Profit (in BRL thousand)	3Q22	3Q21	Var. 3Q22 x 3Q21	9M22	9M21	Var. 9M22 x 9M21
Net profit for the period	40,608	(2,208)	-	95,830	82,129	16.7%
Adjustments
Consulting expenses	-	3,080	-100.0%	-	3,080	-100.0%
Write-off and Impairment (1)	2,156	21,818	-90.1%	3,703	21,818	-83.0%
Acquisition-related expenses (2)	26,743	4,389	509.3%	63,321	4,852	n.m
Adjusted Net Profit (3)	69,507	27,079	156.7%	162,854	111,878	45.6%
Adjusted Net Profit Margin	12.4%	7.2%	5.2p.p	10.3%	11.3%	-1p.p

(1)

Non-cash expenses related to the write-off due to the inventory of plant and equipment in the amount of (R$1,548) in the 9M21, tax write-off of (R$2,156) in the 3Q22 and 9M22, and impairment of intangible assets of Dextra, acquired in August 2021 in the amount of (R$21,818) in the 3Q21 and 9M211.

(2)	Include amortization of intangible assets from acquired companies, fair value adjustment on accounts payable for business combination, consulting expenses and retention bonuses.
(3)	Adjustments' amounts are gross of tax. Tax effects on non-IFRS adjustments totaled (R$1,943) in 3Q22, (R$1,413) in 3Q21, (R$2,605) in 9M22, and (R$1,570) in 9M21.

12

CI&T

Inc.

Unaudited condensed consolidated

interim financial statements

September 30, 2022

13

Content

Unaudited condensed consolidated statements of financial position	#
Unaudited condensed consolidated statements of profit or loss	#
Unaudited condensed consolidated statements of other comprehensive income	#
Unaudited condensed consolidated statements of changes in equity	#
Unaudited condensed consolidated statements of cash flows	#

14

CI&T Inc.

Unaudited condensed consolidated statements of financial position as of September 30, 2022 and December 31, 2021

(In thousands of Brazilian Reais - R$)

Assets	Note	September 30, 2022	December 31, 2021	Liabilities and equity	Note	September 30, 2022	December 31, 2021
Cash and cash equivalents	6.1	151,850	135,727	Suppliers and other payables		26,512	33,566
Financial investments	6.2	181,857	798,786	Loans and borrowings	12	252,629	164,403
Trade receivables	7	462,793	340,519	Lease liabilities	11.b	29,199	21,214
Contract assets	19	229,165	134,388	Salaries and welfare charges	13	256,028	234,173
Recoverable taxes		6,667	7,785	Accounts payable for business combination	14	63,947	48,923
Tax assets		1,089	2,810	Loss adjustments on hedge accounting	24.2	50,315	-
Gain adjustments on hedge accounting	24.2	13,028	-	Derivatives	24.3	6,095	535
Derivatives	24.3	11,775	896	Tax liabilities		3,379	13,345
Other assets	8	33,173	29,994	Other taxes payable		14,173	5,423
				Contract liability		11,760	13,722
Total current assets		1,091,397	1,450,905	Other liabilities		34,133	13,669
				Total current liabilities		748,170	548,973
Recoverable taxes		3,591	3,046
Deferred tax assets		34,285	31,989
Judicial deposits	15	9,468	3,079
Restricted cash - Escrow account and indemnity asset	2/14	32,877	-
Other assets	8	3,925	2,974	Loans and borrowings	12	453,729	624,306
Property, plant and equipment	9	60,376	57,721	Lease liabilities	11.b	50,722	60,674
Intangible assets and goodwill	10	1,123,626	738,803	Provisions	15	14,587	633
Right-of-use assets	11.a	70,366	73,827	Accounts payable for business combination	14	55,279	36,803
				Other liabilities		2,020	1,660
Total non-current assets		1,338,514	911,439
				Total non-current liabilities		576,337	724,076
				Equity	18
				Share capital		37	36
				Share premium		946,173	915,947
				Capital reserves		26,045	10,105
				Profit reserves		221,787	125,957
				Other comprehensive income		(88,638)	37,250
				Total equity		1,105,404	1,089,295
Total assets		2,429,911	2,362,344	Total equity and liabilities		2,429,911	2,362,344

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

15

CI&T Inc.

Unaudited condensed consolidated statements of profit or loss

For the three-months and nine-months period ended on September 30, 2022 and 2021

(In thousands of Brazilian Reais – R$)

	Note	Period ended September 30, 2022	Quarter ended September 30, 2022	Period ended September 30, 2021	Quarter ended September 30, 2021
Net revenue	19	1,575,905	559,018	987,586	375,970
Costs of services provided	20	(1,034,111)	(363,617)	(640,986)	(246,846)
Gross profit		541,794	195,401	346,600	129,124
Selling expenses	20	(118,428)	(43,337)	(61,902)	(24,122)
General and administrative expenses	20	(228,115)	(84,804)	(93,056)	(38,966)
Research and technological innovation expenses	20	-	-	(4)	-
Impairment loss on trade receivables and contract assets	20	(385)	325	(2,030)	(1,662)
Other expenses	20	(7,492)	(3,008)	(23,862)	(25,309)
Operating expenses net		(354,420)	(130,824)	(180,854)	(90,059)
Operating profit before financial income and tax		187,374	64,577	165,746	39,065
Finance income	21	155,638	32,750	43,421	17,591
Finance cost	21	(197,315)	(40,182)	(69,523)	(40,007)
Net finance costs		(41,677)	(7,432)	(26,102)	(22,416)
Profit before income tax		145,697	57,145	139,644	16,649
Income tax expense
Current		(44,796)	(22,273)	(63,367)	(28,809)
Deferred		(5,071)	5,736	5,852	9,952
Net profit (loss) for the period		95,830	40,608	82,129	(2,208)
Earnings (loss) per share
Earnings (loss) per share – basic (in R$)	23	0.72	0.30	0.68	(0.02)
Earnings (loss) per share – diluted (in R$)	23	0.72	0.30	0.67	(0.02)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

16

CI&T Inc.

Unaudited condensed consolidated statements of other comprehensive income

For the nine-months period ended on September 30, 2022 and 2021

(In thousands of Brazilian Reais – R$)

	Note	Period ended September 30, 2022	Quarter ended September 30, 2022	Period ended September 30, 2021	Quarter ended September 30, 2021
Net profit (loss) for the period		95,830	40,608	82,129	(2,208)
Other comprehensive income (OCI):
Item that are or may be reclassified subsequently to profit or loss
Exchange variation in foreign investments	18.f	(88,601)	(18,913)	19,722	11,071
Cash flow hedges - effective portion of changes in fair value	24.2	(37,287)	2,448	-	-
Total comprehensive (loss) income for the period		(30,058)	24,143	101,851	8,863
Total comprehensive (loss) income attributed to
owners of the Company		(30,058)	24,143	101,851	8,863
Total comprehensive (loss) income for the period		(30,058)	24,143	101,851	8,863

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

17

CI&T Inc.

Unaudited condensed consolidated statements of changes in equity

For the nine-months period ended on September 30, 2022 and 2021

(In thousands of Brazilian Reais – R$)

					Profit reserves
	Notes	Share capital	Share premium	Capital reserve	Legal reserve	Retained earnings reserve	Retained earnings	Other comprehensive income	Total equity
Balances as of December 31, 2021		36	915,947	10,105	-	125,957	-	37,250	1,089,295
Net profit for the period		-	-	-	-	-	95,830	-	95,830
Business combination (Somo)	2.2	-	14,037	-	-	-	-	-	14,037
Business combination (Box)	2.3	-	-	4,124	-	-	-	-	4,124
Business combination (Transpire)	2.4	-	16,189	-	-	-	-	-	16,189
Exercise of share options	17/18.a	1	-	10,446	-	-	-	-	10,447
Share-based compensation	17.a	-	-	1,370	-	-	-	-	1,370
Exchange variation in foreign investments, net of tax effects	18.f	-	-	-	-	-	-	(88,601)	(88,601)
Cash flow hedges - effective portion of changes in fair value	24.2	-	-	-	-	-	-	(37,287)	(37,287)
Balances as of September 30, 2022		37	946,173	26,045	-	125,957	95,830	(88,638)	1,105,404
Balances as of December 31, 2020		68,968	-	6,764	13,793	95,515	-	13,420	198,460
Net profit for the period		-	-	-	-	-	82,129	-	82,129
Spin-off of the CI&T IOT		(9,426)	-	597	-	-	-	-	(8,829)
Merger of Hoshin		-	-	108	-	-	-	-	108
Additional dividends related to 2020 approved at the extraordinary general meeting (EGM) held on April 30, 2021	18.e	-	-	-	-	-	(40,363)	-	(40,363)
Exchange variation in foreign investments, net of tax effects	18.f	-	-	-	-	-	-	19,722	19,722
Share-based compensation	17.d	-	-	1,538	-	-	-	-	1,538
Tax effect on the compensation of the share-based plan		-	-	-	-	-	(147)	-	(147)
Interest on equity	18.e	-	-	-	-	-	(4,757)	-	(4,757)
Balances as of September 30, 2021		59,542	-	9,007	13,793	95,515	36,862	33,142	247,861

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

18

CI&T Inc.

Unaudited condensed consolidated statements of cash flows

For the nine-months period ended on September 30, 2022 and 2021

(In thousands of Brazilian Reais – R$)

	Note	September 30, 2022	September 30, 2021
Cash flow from operating activities
Net profit for the period		95,830	82,129
Adjustments for:
Depreciation and amortization	9, 10, 11	67,154	30,102
Loss on the sale of property, plant and equipment and intangible assets	9, 10	2,137	338
Interest, monetary variation and exchange rate changes		29,562	25,998
Exchange rate changes and monetary adjustments on accounts payable for business combinations	14	(7,601)	-
Exchange variation on escrow account related to Somo acquisition		3,798	-
Interest on lease	12	6,306	4,409
Unrealized loss (gain) on financial instruments		(5,709)	3,898
Income tax expenses		49,867	57,515
Impairment losses on trade receivables	7	203	1,112
Impairment losses on contract assets	19	182	918
Provision for labor and tax risks	15	386	346
Impairment of intangible assets	10	-	21,818
Share-based plan	17.d	1,894	694
Income on financial investments		(1,628)	-
Fair value adjustment - accounts payable for business combination	14	5,243	-
Price adjustment - accounts payable for business combination	14	1,997	-
Others		(1,824)	52
Variation in operating assets and liabilities
Trade receivables		(107,311)	(87,669)
Contract assets		(85,091)	(67,530)
Recoverable taxes		(2,297)	(13,260)
Tax assets		930	(2)
Judicial deposits		(6,389)	7
Suppliers and other payables		(34,281)	4,075
Salaries and welfare charges		7,448	43,788
Tax liabilities		1,568	(3,797)
Other taxes payable		4,509	1,448
Contract liabilities		(4,893)	(9,036)
Payment of share-based indemnity		-	(628)
Other receivables and payables, net		6,714	(6,538)
Cash (used in)/ generated from operating activities		28,704	90,187
Income tax paid		(33,467)	(44,468)
Interest paid on loans and borrowings	12	(51,152)	(2,296)
Interest paid on lease	12	(4,796)	(3,972)
Net cash (used in)/ generated from operating activities		(60,711)	39,451
Cash flows from investment activities
Acquisition of property, plant and equipment and intangible assets	9, 10	(20,163)	(22,112)
Acquisition of subsidiary net of cash acquired – Dextra	2.1.e	-	(641,784)
Acquisition of subsidiary net of cash acquired – Somo	2.2.e	(247,764)	-
Acquisition of subsidiary net of cash acquired – Box_1824	2.3.e	(19,040)	-
Acquisition of subsidiary net of cash acquired - Transpire	2.4.e	(54,995)	-
Escrow deposit (acquisition of Somo)	2.2.a	(23,061)	-
Hedge accounting realization		20,981	-
Redemption of financial investments	6.2	582,367	-
Payment of investment obligations - Dextra	14	(62,338)	-
Net cash from / (used in) investment activities		175,987	(663,896)
Cash flow from financing activities
Share-based plan contributions		-	989
Dividends paid		-	(71,039)
Exercised stock options	17.a	10,339	-
Interest on equity, paid		-	(713)
Payment of lease liabilities	11	(19,828)	(12,407)
Proceeds from loans and borrowings	12	186,239	740,596
Settlement of derivatives		390	-
Payment of loans and borrowings	12	(279,940)	(71,702)
Net cash from / (used in) financing activities		(102,800)	585,724
Net (decrease) / increase in cash and cash equivalents		12,476	(38,721)
Cash and cash equivalents as of January 1st		135,727	162,827
Exchange variation effect on cash and cash equivalents		3,647	(2,937)
Cash reduction due to spin-off effect		-	(7,752)
Cash and cash equivalents as of September 30		151,850	113,417

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

19

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2022

Notes to the unaudited condensed consolidated interim financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

1            Reporting Entity

CI&T Inc. (“CI&T” and/or “Company”), previously named CI&T Cayman, is a publicly held company incorporated in the Cayman Islands in June 2021, headquartered at Rua Dr. Ricardo Benetton Martins, 1000, Pólis de Tecnologia, in the City of Campinas, State of São Paulo, Brazil (see note 18.c). As a holding company, it is mainly engaged in the investment, as a partner or shareholder, in other companies, consortia or joint ventures in Brazil and other countries where most of the Company’s operations are located. The Company’s subsidiaries are mainly engaged in the development of customizable software through implementation of software solutions, including Machine Learning, Artificial Intelligence (AI), Analytics, Cloud and Mobility technologies.

These unaudited condensed consolidated interim financial statements comprise the Company and its subsidiaries (collectively referred to as the “Group”).

Unless otherwise indicated or if the context otherwise requires, all references in these unaudited condensed consolidated interim financial statements to “CI&T Brazil” refer to the subsidiary CI&T Software S.A.

On November 10, 2021, the Company completed its initial public offering (“IPO”) (see note 17) and offered 15,000,000 Class A common shares, of which 11,111,111 were offered by CI&T Inc. and 3,888,889 were offered by certain selling shareholders. The IPO price per Class A common share was US$ 15.00. On November 15, 2021, the IPO was concluded with a total offering of US$ 225,000, of which the Group received net proceeds of R$ 860,993 (US$ 156,667), after deducting the underwriting discounts and commissions. The Company incurred incremental costs directly attributable to the public offering in the amount of R$ 66,876, net of taxes. The Group Class A common shares are traded on the New York Stock Exchange, or NYSE, under the symbol “CINT”.

  Corporate restructuring

CI&T Inc. became the holding entity of CI&T Software S.A. (“CI&T Brazil”) in connection with the initial public offering. Prior to the IPO, CI&T Inc. had not begun operations, had nominal assets and liabilities, and had no material contingent liabilities or commitments.

On October 4, 2021, CI&T established, as a sole member, the subsidiary CI&T Delaware LLC (“CI&T Delaware”). The main office is located at 251 Little Falls Drive, Wilmington, Delaware, 19808. On November 8, 2021, all of CI&T Brazil’s shares were contributed to CI&T Delaware and, subsequently CI&T Delaware’s shares were transferred to CI&T Inc. Until this corporate reorganization, CI&T Brazil, an operating company, was the ultimate holding of the Group, and it consolidated the results of all companies until that date.

The Group accounted for the restructuring as a business combination of entities under common control, and the pre-combination carrying amounts of CI&T Brazil are included in CI&T’s consolidated financial statements with no fair value uplift. Thus, these unaudited condensed consolidated interim financial statements reflect:

20

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2022

(i)	The historical operating results and financial position of CI&T Brazil prior to the restructuring;
(ii)	The assets and liabilities of CI&T Brazil and its then subsidiaries at their historical cost;
(iii)	The number of ordinary shares issued by CI&T, as a result of the restructuring is reflected retroactively to January 1, 2020, for purposes of calculating earnings per share;
(iv)	CI&T Brazil shares were contributed in CI&T Delaware at its book value as of November 8, 2021;
(v)	As the remaining equity reserves of CI&T Brazil are no longer applicable to CI&T, they were added to the initial capital reserve balance (see note 18.c).

2            Business combination

2.1 Business combination - Dextra

On June 26, 2021, the CI&T Brazil entered into a purchase agreement to acquire 100% of the shareholding control of Dextra Investimentos S.A. (“Dextra Holding”) and its subsidiaries (“Dextra Group”). On July 22, 2021, the transaction was approved by the Administrative Council for Economic Defense (CADE). All conditions precedent were met on August 10, 2021, the date on which the closing term of the acquisition was formalized, and CI&T Brazil obtained the shareholding control of the Dextra Group. Dextra Group is primarily involved in customized software development.

The total consideration of acquisition in the purchase agreement was R$ 800,000. The Company paid R$ 650,000 on August 10, 2021, and R$ 50,938 on December 2, 2021. The remaining balance was paid on the first anniversary of the closing date (August 10, 2022).

a)     Consideration transferred on the acquisition date

The following table summarizes the fair value of each major class of consideration transferred on the acquisition date:

Cash	700,938
Accounts payable for business combination (note 14)	82,635
Accounts payable	45,726
Retained amount (i)	30,000
Other	6,909
Total consideration transferred (Note 2.1.d)	783,573

(i)	The amount of R$ 30,000 related to a portion of the remaining balance payable was retained for any materialized contingencies, which will be paid on the fifth anniversary of the closing date.

b)     Acquisition-related cost

The Company incurred acquisition-related costs of R$ 2,109 on legal fees and due diligence costs. These costs have been recognized in “general and administrative expenses”.

c)      Identifiable assets acquired and liabilities assumed

The following table summarizes the recognized amounts of assets acquired and liabilities assumed on the acquisition date (August 2021):

21

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2022

Assets	Fair value
Current
Cash and cash equivalents	8,216
Trade receivables (a)	56,313
Recoverable taxes	1,668
Other assets	2,386
Current assets	68,583
Non-current
Recoverable taxes	3,932
Property, plant and equipment	9,149
Intangible assets (i)	148,523
Right-of-use assets	5,414
Non-current assets	167,018
Total assets	235,601

Liabilities	Fair value
Current
Suppliers	5,627
Lease liabilities	3,105
Salaries and welfare charges	23,436
Tax liabilities	10,569
Contract liabilities	1,933
Other liabilities	26
Current liabilities	44,696
Non-current
Other liabilities	18
Lease liabilities	3,035
Non-current liabilities	3,053
Total liabilities	47,749
Total identifiable net assets acquired (Note 2.1.d)	187,852

(a)   Gross contractual amount receivable is R$ 56,854 and R$ 541 is not expected to be collected.

(i) According to the purchase price on August 10, 2021:
Fair value
Network software (note 10)	191
Internally developed software (note 10)	22,613
Customer relationship (note 10)	88,961
Non-compete agreement (note 10)	16,257
Brands (note 10)	20,501
Total intangible assets at fair value (note 10)	148,523

22

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2022

Measurement of fair values

The following fair values have been determined on the assumptions:

  The fair value estimate for brands was calculated based on the “Relief from Royalty or Savings of Royalties” method, which estimates the asset's value based on hypothetical royalty payments that would be saved by the asset holder compared to what would be paid for licensing the asset owned by third parties, considering its useful life. The useful life for brands is 1.4 year.

  The fair value estimate for the non-compete agreement was calculated based on the “With and Without” method. Its useful life is 5 years.

  The fair value estimate for customer relationship was calculated based on the multi-period excess earnings. Its useful life is 7.4 years.

d)     Goodwill

Goodwill arising from the acquisition has been recognized as follows:

	Note	Goodwill
Consideration transferred	2.1.a	783,573
Fair value of identifiable net assets	2.1.c	(187,852)
Goodwill (note 10)		595,721

Goodwill is attributable mainly to the skills and technical talent of Dextra’s work force and the synergies expected to be achieved from integrating the Company. The recognized goodwill is deductible for tax purposes during the merger, which occurred on December 31, 2021. This tax benefit is occurring from January 2022.

e)      Purchase consideration cash outflow

Outflow of cash to acquire subsidiary, net of cash acquired	Note	Amount
Cash consideration	2.1.a	700,938
Less: Balances acquired – Cash and cash equivalents	2.1.c	(8,216)
Net outflow of cash - investing activities		692,722

2.2 Business combination - Somo

On January 14, 2022, the Company entered into a Sale and Purchase Agreement (“Agreement” or “SPA”) to acquire 100% of the shareholding control of Somo Global Ltd ("Somo") and its subsidiaries (“Somo Group”), a digital product agency headquartered in the United Kingdom (UK. On January 27, 2022, after all conditions precedent were met, the acquisition was formalized, and the Company obtained the shareholding control of the Somo Group. Somo has offices in the UK, USA and Colombia.

23

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2022

The total consideration of acquisition in the purchase agreement was R$ 454,271 as detailed below. The Company paid R$ 363,837 (£47,970), of which R$ 16,134 were related to the exchange rate variations in proportions of cash flows from financial investments in US dollars (non-derivative financial instruments) designated as hedging instruments (see note 24.2.a.2), on January 27, 2022. The remaining balance payable retained for any materialized contingencies was paid on June 3, 2022, per an amount of R$ 5,688 (£939), after negotiation agreed upon per both parties.

a)     Consideration transferred

The following table summarizes the fair value of each major class of consideration transferred on the acquisition date:

Cash	340,777
Escrow account	23,061
Retained amount (i) (note 14)	7,206
Earn-out(ii) (note 14)	59,868
Other (note 14)	2,465
Class A common shares issued(iii)	14,037
Total consideration transferred (note 2.2.d)	447,414

(i)	The amount of R$ 7,206 (£ 1,000) is related to a portion of the remaining balance payable was retained for any materialized contingencies.
(ii)	The Agreement also contemplates an earn-out clause of up to R$ 59,868 (£ 8,307) based on future performance (see note 14). As of September 30, 2022, the earn-out clause was updated to R$ 55,078 (£ 9,150).
(iii)	Issuance of new 225,649 Class A common shares in connection with the transaction, per a total amount of R$ 14,037, issued to electing sellers in accordance with the Agreement.

b)     Acquisition-related cost

The Company incurred acquisition-related costs of R$ 2,601 on legal fees and due diligence costs. These costs have been recognized in “general and administrative expenses”.

c)      Identifiable assets acquired and liabilities assumed

The following table summarizes the recognized amounts of assets acquired and liabilities assumed on the acquisition date:

24

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2022

Assets	Fair value
Current
Cash and cash equivalents	98,701
Trade receivables (a)	38,677
Contract assets	13,359
Recoverable taxes	275
Other assets	2,454
Current assets	153,466
Non-current
Deferred taxes	8,061
Property, plant and equipment (note 9)	2,359
Right-of-use assets (note 11)	6,800
Intangible assets(i) (note 10)	57,285
Non-current assets	74,505
Total assets	227,971

Liabilities	Fair value
Current
Suppliers and other payables	30,409
Loans and borrowings (note 12)	25,213
Lease liabilities	4,440
Contract liabilities	730
Tax liabilities	3,948
Salaries and welfare charges	9,668
Other liabilities	11,295
Current liabilities	85,703
Non-current
Loans and borrowings (note 12)	9,267
Lease liabilities	2,360
Other liabilities	406
Non-current liabilities	12,033
Total liabilities	97,736
Total identifiable net assets acquired (note 2.2.d)	130,235

(a)    Gross contractual amount receivable is R$ 38,703 and R$ 26 is not expected to be collected.

(i) According to the purchase price on January 27, 2022:
Fair value
Customer relationship (note 10)	49,539
Brands (note 10)	7,746
Total intangible assets at fair value (note 10)	57,285

25

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2022

Measurement of fair values

The following fair values have been determined on the assumptions:

●	The fair value estimate for brands was calculated based on the “Relief from Royalty or Savings of Royalties” method, which estimates the asset's value based on hypothetical royalty payments that would be saved by the asset holder compared to what would be paid for licensing the asset owned by third parties, considering its useful life. The useful life for brands is 15 months.
●	The fair value estimate for customer relationship was calculated based on the multi-period excess earnings. Its useful life is 227 months.

d)     Goodwill

Goodwill arising from the acquisition has been recognized as follows:

	Note	Goodwill
Consideration transferred	2.2.a	447,414
Fair value of identifiable net assets	2.2.c	(130,235)
Goodwill (note 10)		317,179

Goodwill is attributable mainly to the skills and technical talent of Somo’s work force and the synergies expected to be achieved from integrating the Company (at transaction date £41,485).

e)      Purchase consideration cash outflow

Outflow of cash to acquire subsidiary, net of cash acquired	Note	Amount
Cash consideration	2.2.a	340,777
Retained amount payment	14	5,688
Less: Balances acquired – Cash and cash equivalents (i)	2.2.c	(98,701)
Net outflow of cash - investing activities		247,764

(i)	As of September 30, 2022, the outflow of cash used in operating activities is R$ 40,951 thousand, and the outflow of cash used in financing activities is R$ 28,720 thousand.

2.3 Business combination – Box 1824

On June 1, 2022, the Company entered into a Sale and Purchase Agreement (“Agreement” or “SPA”) to acquire 100% of the shareholding control of BOX 1824 PLANEJAMENTO E MARKETING LTDA ("Box 1824"), an award-winning future-focused strategic consulting firm headquartered in São Paulo, Brazil, to accelerate its global strategic capabilities.

On September 30, 2022, the Company concluded the valuation analysis of the fair value of Box 1824 assets acquired and liabilities assumed. The final measurement includes changes in the measurement of goodwill and changes in the fair value of intangible assets.

26

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2022

The final total consideration of acquisition in the purchase agreement was R$ 34,179 as detailed below.

a)     Consideration transferred

The following table summarizes the fair value of each major class of consideration transferred on the acquisition date:

Cash	20,768
(-) Price adjustment	(558)
Retained amount(i) (note 14)	8,871
Share-based payment – vested immediately (note 18.c)	4,124
Other (note 14)	974
Total consideration transferred (note 2.3.d)	34,179

(i)	The amount of R$ 8,871 is related to a portion of the remaining balance payable that was retained for any materialized contingencies that occurred after June 1, 2022, but related to contingencies liabilities before the acquisition date. The remaining balance will be paid in the next three years, on each anniversary of the closing date.

b)     Acquisition-related cost

The Company incurred acquisition-related costs of R$ 717 on legal fees and due diligence costs. These costs have been recognized in “general and administrative expenses”.

c)      Identifiable assets acquired and liabilities assumed

The following table summarizes the recognized amounts of assets acquired and liabilities assumed on the acquisition date:

27

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2022

Assets	Fair value
Current
Cash and cash equivalents	1,728
Trade receivables (a)	1,695
Contract assets	1,598
Recoverable taxes	104
Other assets	312
Current assets	5,437
Non-current
Property, plant and equipment (note 9)	51
Intangible assets (i) (note 10)	11,981
Non-current assets	12,032
Total assets	17,469

Liabilities	Fair value
Current
Suppliers and other payables	533
Contract liabilities	962
Tax liabilities	920
Salaries and welfare charges	442
Contingent liabilities (note 15)	13,583
Other liabilities	6
Current liabilities	16,446
Non-current
Tax liabilities	1,952
Non-current liabilities	1,952
Total liabilities	18,398
Total identifiable net assets acquired (note 2.3.d)	(929)

(a)      Gross contractual amount receivable is R$ 1,696 and R$ 1 is not expected to be collected.

28

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2022

(i) According to the purchase price on May 31, 2022:
Fair value
Customer relationship (note 10)	6,430
Brands (note 10)	5,530
Total intangible assets at fair value (note 10)	11,960

Measurement of fair values

The following fair values have been determined on the assumptions:

●	The fair value estimate for brands was calculated based on the “Relief from Royalty or Savings of Royalties” method, which estimates the asset's value based on hypothetical royalty payments that would be saved by the asset holder compared to what would be paid for licensing the asset owned by third parties, considering its useful life. The useful life for brands is 252 months.
●	The fair value estimate for customer relationship was calculated based on the multi-period excess earnings. Its useful life is 91 months.

d)     Goodwill

The Goodwill arising from the acquisition has been recognized as follows:

	Note	Goodwill
Consideration transferred	2.3.a	34,179
Fair value of identifiable net assets	2.3.c	929
(-) Indemnity asset (i)		(13,583)
Goodwill (note 10)		21,525

(i)	The amount of R$ 13,583 is related to an indemnification asset recognized at the acquisition subsequently measured on the same basis of the unmaterialized labor contingencies liability assumed (note 15). This indemnification asset will be derecognized when the rights to it will be ceased.

Goodwill is attributable mainly to the skills and technical talent of Box 1824’s workforce and the synergies expected to be achieved from integrating the Company.

29

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2022

e)      Purchase consideration cash outflow

Outflow of cash to acquire subsidiary, net of cash acquired	Note	Amount
Cash consideration	2.3.a	20,768
Less: Balances acquired – Cash and cash equivalents	2.3.c	(1,728)
Net outflow of cash - investing activities		19,040

2. 4 Business combination – Transpire

On September 1, 2022, the Company entered into a Sale and Purchase Agreement (“Agreement”) to acquire 100% of the shareholding control of Transpire Technology Pty Ltda ("Transpire"), an award-winning digital product agency based in Australia.

On September 30, 2022, the Company performed a preliminary valuation analysis of the fair value of Transpire assets acquired and liabilities assumed. This preliminary valuation has been used to prepare the transaction accounting adjustments in the unaudited condensed interim statements of financial position.

The final measurement may include changes in the measurement of goodwill and changes in the fair value of intangible assets. The Company estimated the fair value to such assets and liabilities, based on available information and certain estimates and assumptions and, therefore, the actual effects of these transactions may differ from the transaction accounting adjustments. The Company expects to finalize the valuation of all assets and liabilities by December 31, 2022.

The total consideration of acquisition in the purchase agreement was R$ 76,581 as detailed below. The Company paid R$ 60,392 (AUD 15,535), of which R$ 4,847 were related to the exchange rate variations in proportions of cash flows from financial investments in US dollars (non-derivative financial instruments) designated as hedging instruments (see note 24.2.a.2), on September 1, 2022.

a)     Consideration transferred

The following table summarizes the fair value of each major class of consideration transferred on the acquisition date:

Cash	60,392
Class A common shares issued (note 18.a)	16,189
Total consideration transferred (note 2.4.d)	76,581

b)     Preliminary acquisition-related cost

The Company incurred preliminary acquisition-related costs of R$ 1,219 on legal fees and due diligence costs. These costs have been recognized in “general and administrative expenses”.

30

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2022

c)      Preliminary identifiable assets acquired and liabilities assumed

The following table summarizes the preliminary recognized amounts of assets acquired and liabilities assumed on the acquisition date:

Assets	Fair value
Current
Cash and cash equivalents	5,397
Trade receivables (a)	9,322
Contract assets	239
Other assets	277
Current assets	15,235
Non-current
Bank guarantee	766
Property, plant and equipment (note 9)	1,183
Right-of-use assets (note 11)	1,314
Intangible assets (i) (note 10)	6,197
Non-current assets	9,460
Total assets	24,695

Liabilities	Fair value
Current
Suppliers and other payables	4,384
Contract liabilities	2,065
Tax liabilities	479
Salaries and welfare charges	7,963
Lease liability (note 11)	1,314
Other liabilities	1,380
Current liabilities	17,585
Non-current
Loans and borrowings (note 12)	5,490
Non-current liabilities	5,490
Total liabilities	23,075
Total preliminary identifiable net assets acquired (note 2.4.d)	1,620

31

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2022

(a)     Gross contractual amount receivable is R$ 9,333 and R$ 11 is not expected to be collected.

(i) According to the preliminary purchase price on September 01, 2022:
Fair value
Customer relationship (note 10)	6,170
Total preliminary intangible assets at fair value (note 10)	6,170

Preliminary measurement of fair values

The following preliminary fair value has been determined on the assumption:

●       The fair value estimate for customer relationship was calculated based on the multi-period excess earnings. Its useful life is 46 months.

d)     Preliminary Goodwill

The preliminary Goodwill arising from the acquisition has been recognized as follows:

	Note	Goodwill
Consideration transferred	2.4.a	76,581
Fair value of identifiable net assets	2.4.c	(1,620)
Goodwill (note 10)		74,961

Goodwill is attributable mainly to the skills and technical talent of Transpire’s workforce and the synergies expected to be achieved from integrating the Company.

e)      Purchase consideration cash outflow

Outflow of cash to acquire subsidiary, net of cash acquired	Note	Amount
Cash consideration	2.4.a	60,392
Less: Balances acquired – Cash and cash equivalents	2.4.c	(5,397)
Net outflow of cash - investing activities		54,995

3            Basis of accounting

These unaudited condensed consolidated interim financial statements for the nine-months period ended September 30, 2022, have been prepared in accordance with IAS 34 – Interim Financial Reporting and should be read in conjunction with the Group’s last annual consolidated financial statements as at and for the year ended December 31, 2021. This financial statement does not include all the information required for a complete set of financial statements prepared in accordance with IFRS Standards. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

32

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2022

The issuance of these unaudited condensed consolidated interim financial statements was authorized by the Company’s Management and Audit Committee on November 16, 2022.

4            Functional and presentation currency

These unaudited condensed consolidated interim financial statements are presented in Brazilian Reais (“R$”), which is the Company's functional currency. All balances are rounded to the nearest thousands, except when otherwise indicated.

The main exchange rates used in the preparation of the Company's financial statements are Brazilian Reais, US dollar, Yen, Euro, Australian dollar, Pound sterling, and Colombian peso as the Company’s subsidiaries have the following functional currencies: CI&T Brazil and BOX 1824 have the local currency, the Brazilian Reais, as its functional currency; CI&T Inc (USA) and Somo Global Inc have the local currency, the US dollar, as their functional currency; CI&T Japan Inc has the local currency, Yen, as its functional currency; CI&T Portugal has the local currency, Euro, as its functional currency; CI&T Australia and Transpire have the local currency, Australian dollar, as its functional currency; CI&T United Kingdom, Somo Global and Somo Custom have the local currency, the Pound sterling, as their functional currency; and CI&T Colombia and Somo Global SAS have the local currency, the Colombian peso, as its functional currency. When applicable, all the amounts presented in these currencies are rounded to the nearest thousands, except when otherwise indicated.

5            Use of judgments and estimates

In preparing these unaudited condensed consolidated interim financial statements, Management has made judgments and estimates that affect the application of the Company's accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. The revisions to estimates are recognized prospectively.

a.            Judgments

Information about judgments made in the application of accounting policies that have significant effects on the amounts recognized in the financial statements are included in the following notes:

●            Note – 11 - lease term: whether the Group is reasonably certain to exercise extension options.

●            Note – 19 - revenue recognition: whether service revenue is recognized over time or at a point in time.

33

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2022

b.            Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities in the next fiscal year is included in the following note:

●	Note 2 – acquisition of subsidiaries: fair value of the consideration transferred, fair value of the assets acquired, and liabilities assumed.
●	Note 10 - Impairment test of intangible assets and goodwill: assumptions regarding projections of generation of future cash flows.

c.            Measurement of fair values

Several of the Company’s accounting policies and disclosures require the measurement of fair values for both financial and non-financial assets and liabilities.

The Group has established a control framework with respect to the measurement of fair value that includes the review of significant fair value measurements, significant unobservable data and valuation adjustments. If third-party information, such as broker quotes or pricing services, is used to measure fair values, the valuation team assesses the evidence obtained from third parties to support the conclusion that such valuations meet the requirements of the accounting standards, including the level in the fair value hierarchy in which the valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses observable market data as much as possible. Fair values are classified at different levels in a hierarchy based on the information (inputs) used in the valuation techniques as follows:

●	Level 1: Quoted prices (not adjusted) in active markets for identical assets or liabilities.
●	Level 2: Inputs, except for quoted prices, included in Level 1, which are observable for the asset or liability, either directly (prices) or indirectly (derived from prices).
●	Level 3: Inputs for the asset or liability, which are not based on observable market data (unobservable inputs).

Additional information on the assumptions used to measure fair values is included in the following notes:

●	Note 2 – business combination - acquisition of subsidiaries;
●	Note 17 – share-based payment transactions; and
●	Note 24 – financial instruments.

6            Cash and cash equivalents and financial investments

6.1 Cash and cash equivalents

.	September 30, 2022	December 31, 2021
Cash and cash equivalents	78,403	69,720
Short-term financial investments	73,447	66,007
Total	151,850	135,727

Short-term financial investments are represented by fixed income securities, with interest rate ranging from 101.5% to 102% on September 30, 2022 (100% to 103% as of December 31, 2021) of the changes of Interbank Deposit Certificate (“CDI”) variation which (i) Management expects to use for short-term commitments; (ii) present daily liquidity; and (iii) are readily convertible into a known amount of cash, subject to an insignificant risk of change in value.

34

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2022

6.2 Financial investments

	September 30, 2022	December 31, 2021
Financial investments	181,857	798,786
Total	181,857	798,786

The changes in the balances are as follows:

Balance as of January 1, 2022	798,786
Effect of movements in exchange rates	(15,209)
Income on financial investments	1,628
Redemption of financial investments	(582,367)
Hedge accounting realization	(20,981)
Balance as of September 30, 2022	181,857

As of September 30, 2022, the balance of R$ 181,857 (US$ 33,636) (R$ 798,786 (US$ 143,139) as of December 31, 2021) is allocated between an interest-bearing account and time deposits. Both instruments are in USD, and they bear interest rates ranging from 0.12%p.a., and such accounts present immediate liquidity. The Company holds USD amount for short-term commitments in the same currency. A foreign currency exposure arises from these financial investments held in USD, since the amount may be subject to a significant exchange rate once translated to BRL. Part of the Company’s financial investments is addressed for forecast transactions, so hedge accounting is applied to hedge exposures to exchange variations (for further information about cash flow hedge accounting, see note 24).

7            Trade receivables

The balances of trade receivables are presented, as follows:

	September 30, 2022	December 31, 2021
Trade receivables - US market	296,570	226,154
Trade receivables - Brazil market	113,497	101,122
Trade receivables - Other markets	53,141	14,302
(-) Expected credit losses	(415)	(1,059)
Trade receivables, net	462,793	340,519

The balances of trade receivables by maturity date are as follows:

	September 30, 2022	December 31, 2021
Not due	367,124	319,450
Overdue:
from 1 to 60 days (i)	83,419	20,020
61 to 360 days	11,769	1,564
Over 360 days	896	544
Total	463,208	341,578

35

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2022

(i)	As of September 30, 2022, the balance of trade receivables overdue from 1 to 60 days of R$ 83,419 (R$ 20,020 as of December 31, 2021), refers to a series of individual clients. The Group considers these extensions and delays as expected in its credit risk analysis.

The movement of impairment loss on trade receivables is as follows:

Balance as of January 1, 2022	(1,059)
Provision	(603)
Reversal	400
Write-off	655
Exchange variation	192
Balance as of September 30, 2022	(415)
Balance as of January 1, 2021	(692)
Provision	(1,865)
Reversal	753
Exchange variation	(20)
Balance as of September 30, 2021	(1,824)

8            Other assets

	September 30, 2022	December 31, 2021
Prepaid expenses (a)	31,846	29,743
Rental security deposits	3,020	2,471
Suppliers’ advances	17	162
Other	2,215	592
Total	37,098	32,968
Current	33,173	29,994
Non-current	3,925	2,974
Total	37,098	32,968

(a)   Prepaid expenses are mostly comprised of prepaid insurance, mainly related to directors’ and officers’ liability insurance, consulting and software support prepayments.

9            Property, plant and equipment

	September 30, 2022	December 31, 2021
IT equipment	40,887	35,230
Furniture and fixtures	5,944	6,283
Leasehold improvements (a)	13,534	16,051
Property, plant and equipment in progress	11	157
Total	60,376	57,721

(a)   Improvements are depreciated on a straight-line basis based over the duration of the lease agreement.

36

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2022

The changes in the balances are as follows:

	IT equipment	Furniture and fixtures	Vehicles	Leasehold Improvements	In progress property, plant and equipment	Hardware devices	Total
Cost:
Balance as of January 1, 2021	34,852	12,941	86	28,292	222	487	76,880
Exchange rate changes	(193)	(175)	-	(262)	-	-	(630)
Spin-off	(128)	(3)	-	-	(313)	(625)	(1,069)
Additions	13,892	63	-	23	214	138	14,330
Disposals	(243)	(150)	(86)	(363)	(43)	-	(885)
Transfers	-	-	-	75	(75)	-	-
Balance as of September 30, 2021	48,180	12,676	-	27,765	5	-	88,626

Balance as of December 31, 2021	63,640	13,869	-	30,915	157	-	108,581
Exchange rate changes	(1,545)	(237)	-	(297)	-	-	(2,079)
Addition due to business combination (note 2.2.c/2.3.c/2.4.c)	2,812	468	-	313	-	-	3,593
Additions	17,475	270	-	62	119	-	17,926
Disposals	(4,530)	(646)	-	(5,096)	(19)	-	(10,291)
Transfers	6	-	-	240	(246)	-	-
Balance as of September 30, 2022	77,858	13,724	-	26,137	11	-	117,730

Depreciation:
Balance as of January 1, 2021	(19,445)	(6,577)	(59)	(11,832)	-	(196)	(38,109)
Exchange rate changes	106	87	-	143	-	-	336
Investment spin-off	9	2	-	-	-	280	291
Additions	(4,004)	(735)	(5)	(1,699)	-	(84)	(6,527)
Disposals	62	129	64	371	-	-	626
Balance as of September 30, 2021	(23,272)	(7,094)	-	(13,017)	-	-	(43,383)

Balance as of December 31, 2021	(28,410)	(7,586)	-	(14,864)	-	-	(50,860)
Exchange rate changes	854	89	-	72	-	-	1,015
Additions	(12,282)	(1,066)	-	(2,540)	-	-	(15,888)
Disposals	2,867	783	-	4,729	-	-	8,379
Balance as of September 30, 2022	(36,971)	(7,780)	-	(12,603)	-	-	(57,354)

Balance as of:
December 31, 2021	35,230	6,283	-	16,051	157	-	57,721
September 30, 2022	40,887	5,944	-	13,534	11	-	60,376

The Group does not have property, plant or equipment pledged as collateral.

37

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2022

10            Intangible assets and goodwill

.	September 30, 2022	December 31, 2021
Network software	2,459	2,399
Internally developed software	2,949	3,911
Software in progress	1,358	391
Customer relationship (i)	135,110	84,195
Non-compete agreement (i)	11,623	13,897
Brands (i)	12,074	14,541
Subtotal	165,573	119,334
Goodwill (ii)	958,053	619,469
Total	1,123,626	738,803

(i)	Refers to customer relationship, non-compete agreement and brands arising from acquisition of a) Dextra Technologies S.A., on August 10, 2021 (note 2.1.c), b) Somo Global Ltd, on January 27, 2022 (note 2.2.c); c) Box 1824, on June 1, 2022 (note 2.3.c) and d) Transpire, on September 1, 2022 (note 2.4.c).
(ii)	Refers to goodwill arising from acquisitions of: a) CI&T IN Software Ltda., which was merged into the subsidiary CI&T Software in 2014 in the amount of R$ 2,871, b) CI&T Japan Inc. in 2015, in the amount of R$ 951 (R$ 1,233 as of December 31, 2021), c) acquisition of Comrade Inc. in 2017, in the amount of R$ 19,032 (R$ 19,644 as of December 31, 2021), which was merged into the subsidiary CI&T Inc; d) Dextra Technologies S.A., in August 2021, in the amount of R$ 595,721 (note 2.1.d); e) Somo in January 2022, in the amount of R$ 249,730 (R$ 317,179 as of January 27, 2022); f) Box 1824 in June 2022, in the amount of R$ 21,525 and e) Transpire in September 2022, in the preliminary total amount of R$ 68,224.

38

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2022

The change in the balances of intangible assets as follows:

	Network software	Internally developed software	Software in progress	Customer relationship	Non-compete agreement	Brands	Goodwill	Total
Cost:
Balance as of January 1, 2021	9,732	13,351	115	-	-	-	14,570	37,768
Additions related to business combination Dextra (note 2.1)	191	22,614	-	88,961	16,257	20,501	595,721	744,245
Exchange rate changes	18	-	-	-	-	-	8,178	8,196
Additions	1,790	866	476	-	-	-	-	3,132
Disposals	-	(20,647)	-	-	(2,795)	-	-	(23,442)
Transfers	-	(87)	87	-	-	-	-	-
Balance as of September 30, 2021	11,731	16,097	678	88,961	13,462	20,501	618,469	769,899
Balance as of December 31, 2021	11,942	16,581	391	88,961	13,462	20,501	619,469	771,307
Additions due to business combination Somo (note 2.2)	-	-	-	49,539	-	7,746	317,179	374,464
Additions due to business combination Box (note 2.3)	15	-	-	6,430	-	5,536	21,525	33,506
Additions due to business combination Transpire (note 2.4)	-	5	-	6,170	-	22	74,961	81,158
Exchange rate changes	(50)	-	-	-	-	-	(75,081)	(75,131)
Additions	790	-	1,447	-	-	-	-	2,237
Write-off	(788)	-	(32)	-	-	-	-	(820)
Transfers	50	398	(448)	-	-	-	-	-
Balance as of September 30, 2022	11,959	16,984	1,358	151,100	13,462	33,805	958,053	1,186,721
Amortization:
Balance as of January 1, 2021	(8,636)	(10,966)	-	-	-	-	-	(19,602)
Exchange rate changes	10	-	-	-	-	-	-	10
Additions	(344)	(778)	-	-	-	-	-	(1,122)
Balance as of September 30, 2021	(8,970)	(11,744)	-	-	-	-	-	(20,714)
Balance as of December 31, 2021	(9,543)	(12,670)	-	(4,766)	435	(5,960)	-	(32,504)
Exchange rate changes	84	-	-	-	-	-	-	84
Additions	(789)	(1,365)	-	(11,224)	(2,274)	(15,771)	-	(31,423)
Write-off	748	-	-	-	-	-	-	748
Balance as of September 30, 2022	(9,500)	(14,035)	-	(15,990)	(1,839)	(21,731)	-	(63,095)
Balance at:
December 31, 2021	2,399	3,911	391	84,195	13,897	14,541	619,469	738,803
September 30, 2022	2,459	2,949	1,358	135,110	11,623	12,074	958,053	1,123,626

39

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2022

Impairment test – Goodwill

For the period ended September 30, 2022, Management did not identify factors that could significantly change the assumptions used in the annual impairment analysis and, therefore, did not identify any indicator of impairment of intangible assets and goodwill.

11            Leases

  Right-of-use assets

	September 30, 2022	December 31, 2021
Properties	62,805	69,441
Vehicles	7,561	4,173
IT equipment	-	213
Total	70,366	73,827

Some of the Group’s leases have the option of an extension that can be exercised for an indefinite period, and in these cases the Group has already considered in the measurement of the lease amounts the extensions that are reasonably certain to be exercised.

The Group applies the short-term lease recognition exemption to its short-term leases of properties (those leases that have a lease term of 12 months or less). It also applies the lease of low-value assets recognition exemption to leases that are considered of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expenses on a straight-line basis. The remaining rental expenses for the period totaled R$ 4,424 as of September 30, 2022 (R$ 3,874 as of September 30, 2021).

40

 CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2022

The changes to balances of the right-of-use are:

	Properties	Vehicles	IT equipment	Total
Cost:
Balance as of January 1, 2021	88,549	5,008	851	94,408
Additions due to business combination	5,414	-	-	5,414
Exchange rate changes	1,584	3	-	1,587
Additions	10,656	1,109	-	11,765
Derecognition of right-of-use assets	(1,364)	(1,359)	-	(2,723)
Remeasurement of right-of-use assets	1,377	-	-	1,377
Balance on September 30, 2021	106,216	4,761	851	111,828
Balance as of January 1, 2022	107,640	6,372	851	114,863
Additions due to business combination	8,114	-	-	8,114
Exchange rate changes	(1,571)	-	-	(1,571)
Additions	5,682	5,775	-	11,457
Derecognition of right-of-use assets	(3,708)	(870)	-	(4,578)
Remeasurement of right-of-use assets	(234)	-	-	(234)
Balance on September 30, 2022	115,923	11,277	851	128,051
Depreciation:
Balance as of January 1, 2021	(22,090)	(2,199)	(354)	(24,643)
Exchange rate changes	(555)	(1)	-	(556)
Depreciation	(11,747)	(1,467)	(213)	(13,427)
Derecognition of right-of-use assets	1,155	1,054	-	2,209
Remeasurement of right-of-use assets	(273)	-	-	(273)
Balance on September 30, 2021	(33,510)	(2,613)	(567)	(36,690)
Balance on January 1, 2022	(38,200)	(2,199)	(638)	(41,037)
Exchange rate changes	310	-	-	310
Depreciation	(17,314)	(2,316)	(213)	(19,843)
Derecognition of right-of-use assets	2,086	799	-	2,885
Balance on September 30, 2022	(53,118)	(3,716)	(851)	(57,685)
Net balance at:
December 31, 2021	69,440	4,173	213	73,826
September 30, 2022	62,805	7,561	-	70,366

  Lease liabilities

	Average discount rate (per year)	September 30, 2022	December 31, 2021
Properties	8.26% (2021: 10.88%)	71,790	77,366
Vehicles	16.63% (2021: 14.54%)	8,131	4,285
IT equipment	7.70% (2021: 7.70%)	-	237
Total		79,921	81,888
Current		29,199	21,214
Non-current		50,722	60,674
Total		79,921	81,888

The change in lease liabilities is disclosed in the reconciliation of change in liabilities to cash flows in note 12.

41

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2022

12            Loans and borrowings

Loans and borrowings operations can be summarized as follows:

	Currency	Average interest rate per year (%)	Year of maturity	September 30, 2022	December 31, 2021
Itaú (i)	USD	4.82% p.a.	2022	-	2,349
Itaú (ii)	USD	4.86% p.a.	2023	52,866	-
Citibank - CI&T Inc. (iii)	USD	Libor 3 months rate + 1.90%	2022	-	11,164
Banco do Brasil (ii)	USD	3.68% p.a.	2022	49,301	56,551
Citibank (ii)	USD	4.06% p.a. / 2.47% p.a.	2023	14,795	28,328
Bradesco (i)	BRL	CDI + 1.10% p.a	2023	4,173	11,684
Citibank (ii)	USD	3.80% p.a.	2023	10,095	-
Bradesco (ii)	USD	3.98% p.a.	2023	15,033	-
Santander Bank S/A (iv)	BRL	CDI + 1.60% p.a.	2026	-	204,047
Bradesco (i)	BRL	CDI + 1.75% p.a.	2026	310,441	306,417
Citibank (i)	USD	Libor 3 months rate + 2.07%	2026	129,365	168,169
Santander - CI&T Inc. (v)	USD	5.02% p.a.	2026	120,289	-
Total				706,358	788,709

(i)	Export credit note - NCE: Refers to financing to export software development services.
(ii)	Advance on Foreign Exchange Contract (ACC).
(iii)	Refers to Revolving Credit Facility.
(iv)	Refers to Law 4131 - Foreign currency loans granted by the banks abroad to a Brazilian company. Loan settled in advance in May 2022.
(v)	Refers to working capital loan.

These balances were included as current and non-current borrowings in the consolidated statement of financial position as follows:

	September 30, 2022	December 31, 2021
Current	252,629	164,403
Non-current	453,729	624,306
Total	706,358	788,709

The principal balances of long-term loans and borrowings as of September 30, 2022, mature as follows:

Maturity
2023	17,982
2024	116,715
2025	173,167
2026	145,865
Non-current liabilities	453,729

42

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2022

The reconciliation of change in liabilities to cash flows arising from financing activities is shown below:

	Liabilities	Leases	Net Equity	Total
	Loans and borrowings	Leases (Note 11.b)	Share premium and Reserves
Balance as of December 31, 2021	788,709	81,888	1,052,045	1,922,642
Changes in cash flow from financing activities
Proceeds from loans and borrowings	186,239	-	-	186,239
Loan and borrowings payments, and lease payments	(279,940)	(19,828)	-	(299,768)
Proceeds from exercise of share options	-	-	10,447	10,447
Total changes in financing cash flows	(93,701)	(19,828)	10,447	(103,082)
Exchange rate changes	8,179	(1,485)	-	6,694
Other changes - liabilities
Additions due to business combination	39,970	8,114	-	48,084
New leases	-	11,457	-	11,457
Interest expenses	48,853	6,306	-	55,159
Interest paid	(51,152)	(4,796)	-	(55,948)
Other borrowing/lease costs	(34,500)	(195)	-	(34,695)
Lease write-offs	-	(1,540)	-	(1,540)
Total other changes - liabilities	3,171	19,346	-	22,517
Total other changes - equity	-	-	131,550	131,550
Balance as of September 30, 2022	706,358	79,921	1,194,042	1,980,321

	Liabilities	Leases	Net Equity	Total
	Loans and financing	Leases (Note 11.b)	Reserves
Balance as of January 1, 2021	89,230	75,228	116,072	280,530
Changes in cash flow from financing activities
Proceeds from loans and borrowings	740,596	-	-	740,596
Loan and borrowings payments, and lease payments	(71,702)	(12,407)	-	(84,109)
Share-based plan contributions	-	-	989	989
Interest on equity paid	-	-	(713)	(713)
Dividends paid	-	-	(71,039)	(71,039)
Total changes in financing cash flows	668,894	(12,407)	(70,763)	585,724
Effect of changes in exchange rates	321	1,130	-	1,451
Other changes - related to liabilities
Additions due to business combination	-	6,139	-	6,139
New leases	-	11,765	-	11,765
Remeasurement	-	1,351	-	1,351
Interest expense	10,184	4,409	-	14,593
Interest paid	(2,296)	(3,972)	-	(6,268)
Other costs	15,814	(192)	-	15,622
Lease write-offs	-	(487)	-	(487)
Total other changes related to liabilities	23,702	19,013	-	42,715
Total other changes related to equity	-	-	109,868	109,868
Balance as of September 30, 2021	782,147	82,964	155,177	1,020,288

43

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2022

Loans and borrowings covenants

The loans and borrowings described above are subject to covenants, which establish the early maturity of debts. Some of the Group’s debt contracts have covenants that require it to maintain certain ratios, such as Net Debt to EBITDA (Earnings Before Interest, Depreciation and Amortization). The Group has complied with these covenants as of September 30, 2022 and December 31, 2021.

In addition, early maturity of the loans could be caused by:

—	Disposal, merger, incorporation, spin-off, or any other corporate reorganization process that implies a change in the shareholding control, except for the prior consent from the creditor, and if it does not affect the liquidity capacity of this instrument.
—	Failure to send the annual financial statements within 180 days of the fiscal year-end.

13            Salaries and welfare charges

	September 30, 2022	December 31, 2021
Salaries	30,647	31,342
Accrued vacation and charges	106,458	83,750
Accrued (13th) salary	20,161	-
Bonus	55,033	72,810
Withholding income tax	19,601	20,604
Payroll charges (social contributions)	13,091	18,124
Others	11,037	7,543
Total	256,028	234,173

The table below shows the movement of the bonus accrual:

	2022
	Balance as of January 1, 2022	Addition	Addition due to business combination (*)	Payment	Effect of movements in exchange rates	Balance as of September 30, 2022
Bonus	72,810	52,156	675	(71,407)	799	55,033

	2021
	Balance as of January 1, 2021	Addition	Payment	Effect of movements in exchange rates	Balance as of September 30, 2021
Bonus	52,312	53,610	(51,920)	-	54,002

(*) Refers to business combination of Somo on January 27, 2022 (note 2.2).

44

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2022

14            Accounts payable for business combination

	September 30, 2022	December 31, 2021
Dextra (note 2.1)
Acquisition cost	-	48,817
Retained amount	33,152	30,000
Other	-	6,909
	33,152	85,726
Somo (note 2.2)
Earn-out	55,078	-
Escrow account	19,263	-
Other	2,059	-
	76,400	-
Box 1824 (note 2.3)
Retained amount	8,700	-
Other	974	-
	9,674	-
Current	63,947	48,923
Non-current	55,279	36,803
Total	119,226	85,726

The table below shows the movement of the accounts payable for business combination:

	2022
	Balance as of January 1, 2022	Monetary adjustment (iii)	Price adjustment review (i)	Acquisitions (note 2.2, 2.3)	Exchange variation	FVA (ii)	Payment	Balance as of September 30, 2022
Accounts payable for business combination (note 2)	85,726	7,786	1,439	102,445	(15,387)	5,243	(68,026)	119,226

	2021
	Balance as of January 1, 2021	Acquisitions (note 2.2)	Monetary adjustment	Payment	Balance as of December 31, 2021
Accounts payable for business combination	-	133,573	3,091	(50,938)	85,726

(i)	Refers to the review of the purchase price of Dextra and Somo: a) the Management revised the purchase price on the closing date based related to the acquisition of Dextra Investimentos S.A. and reduced the price based in the amount of R$ 16,427, thus the total of consideration transferred was R$ 783,573. After the revision and agreement with the sellers, on March 30, 2022, the reduction of adjusted price was agreed in the amount of R$ 14,062, resulting in an increase in the balance to payable of R$ 2,365, recognized in the statement of profit or loss; b) In May, the Management revised the purchase price related to the acquisition of Somo and reduced the price based in the amount of R$ 368, , recognized in the statement of profit or loss; and c) In September, the Management revised the purchase price related to acquisition of BOX 1824 and reduced the price based in the amount of R$ 558, recognized in the goodwill.
(ii)	Refers to the remeasurement of the SOMO earn-out due to the achievement of the Net Revenue cap foreseen in the SPA.
(iii)	Adjusted by the CDI rate.

45

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2022

15            Provisions

The Group is involved in tax and labor lawsuits that were considered probable losses and are provisioned according to the table below:

0	Balance as of January 1, 2021	Provisions	Balance as of December 31, 2021	Provisions	Provisions assumed in a business combination (note 2.3.c)	Reversal	Charges	Payments	Balance as of September 30, 2022
Tax	11	120	131	77	-	(3)	-	-	205
Labor	150	352	502	582	13,583	(270)	(11)	(4)	14,382
Total Provisions	161	472	633	659	13,583	(273)	(11)	(4)	14,587

The main labor lawsuits above refer to the compliance with a minimum quota of employees with disabilities and lack of control over working hours.

In relation to the business combination with Box 1824, the Group has also assumed an amount of R$ 13,583 of unmaterialized labor contingencies liability (note 2.3.c/d)

Additionally, the Group is a party to civil, labor and tax lawsuits, whose likelihood of loss is regarded as possible, for which no provision was recorded, in the amount of R$ 3,568 as of September 30, 2022 (R$ 4,292 as of December 31, 2021) of which all R$ 3,562 related to lawsuits assumed in the business combination with Dextra Group.

The main discussion assessed as possible loss refers to:

  Tax lawsuits related to non-contribution tax credits referring to payroll in the period from January 1 to December 31, 2011.
  In relation to the business combination with Box 1824, the Group has also assumed the unmaterialized labor contingencies liability, whose likelihood of loss is regarded as possible, for which no provision was recorded, in the amount of R$ 7,514 as of September 30, 2022.

Judicial deposits

As of September 30, 2022, the Group’s judicial deposits totaled R$ 9,468 (R$ 3,079 as of December 31, 2021), recognized in the statement of financial position, in non-current assets. Of this amount, R$ 9,034 (R$ 2,933 as of December 31, 2021) refers to tax lawsuits, R$ 415 (R$ 142 as of December 31, 2021) refers to labor lawsuits and R$ 4 (R$ 4 as of December 31, 2021) refers to civil lawsuits.

46

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2022

16            Employee benefits

The Group provides its employees with benefits that include medical care, dental care, and life insurance during their employment. These benefits are paid by the Group and according to the category of health plans elected, with a consideration paid by the employee.

Additionally, the Group offers its employees the option to adhere to a private pension plan to which voluntary contributions are made. For CI&T Brazil, the contributions are made exclusively by the participants; for CI&T US, CI&T UK and CI&T Canada the companies contribute with the same amount as the participants up to 4% of the employee salary. In both scenarios, there is no consideration to be paid by the subsidiaries, as there are no post-employment obligations. The nature of the plan allows employees to suspend or discontinue their contributions at any time and allows the Management to transfer the portfolio to another administrator.

The Group does not have additional post-employment obligations and no other long-term benefits, such as time-of-service leave, lifetime health plan, and other time-service benefits.

17            Stock option plan and share-based compensation

a.            Plan in force

First plan (2020 / 2021)

On March 30, 2020, the Board of Directors approved the 1st and 2nd stock option programs and, on February 26, 2021, approved the 3rd and 4th stock option programs, through which selected executives were granted options that confer the right to exercise the stock purchase, subject to certain conditions under the “Stock Option Plan”, with the option to settle in equity and cash.

On October 29, 2021, in connection with a restructuring (see note 1.a), the Board of Directors approved the migration of the plan from the subsidiary CI&T Brazil to the Company. The Company recognized the rights of each participant accrued under the corresponding plan and related programs and shall assume all obligations of CI&T Brazil under such plan. Since that, the Company remeasured the fair value of the stock options granted, both of the Company and of the subsidiary CI&T Brazil on the date of the plan migration. The remeasurement to the fair value of the stock options granted was immaterial.

The options already granted become options granted under the CI&T Cayman Plan, provided that each option shall confer the right to acquire one class A common share issued by Company.

Considering that the number of shares forming the Company’s capital stock is approximately 68.14 times the number of shares forming the subsidiary CI&T Brazil, the number of granted options and the exercise price were adjusted in the same proportion.

47

 CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2022

Stock option program (equity settled)

The following are the general conditions of the Group’s stock option plan:

Characteristics of the plans:	Plan 2020/2021 - Equity-settled
	1st and 2nd Program		3rd Program	4th Program
Grant date	01/04/2020		01/04/2021	01/04/2021
Exercise Period:	6.8 years	(i)	5.8 years	5.8 years	(i)
Exercise	-	(i)	-	-	(i)
Limit date	01/01/2027	(i)	01/01/2027	01/01/2027	(i)

Activity of stock option number
(+) Total number of granted options	3,940,478		666,616	187,820
(-) Canceled options	78,360		-	19,900
(-) Exercised options	805,039		54,854	12,367
(=) Number of options not exercised	3,057,079	(ii)	611,762	155,553	(ii)
(=) Number of outstanding options on 09/30/2022	3,057,079		611,762	155,553
(=) Number of exercisable options on 09/30/2022	1,902,444		-	-

Inputs used in the measurement
Exercise price (in reais)	9.58	(ii)	19.84	19.84	(ii)
Share price on the grant date (in reais)	21.68	(v)	21.68	21.68	(v)
Volatility (% p.a.)	24.19%	(iv)	27.73%	27.73%	(iv)
Interest rate (% p.a.)	1.53%		2.66%	2.66%
Option value (in reais)	0.48	(iii)	1.81	1.85	(iii)
Remaining average term (expected lifetime)	3.7 years	(vi)	4.3 years	4.3 years

Effects on income for the year:
Total expense attributed to the granting of options (R$)	1,846		1,275	298
Expenses incurred until December 31, 2020 (R$)	142		-	-
Expenses incurred until December 31, 2021 (R$)	668		251	48
Expenses incurred until September 30, 2022 (R$) (note 17.d)	204		191	33
Expenses to incur	832		833	217

(i)	Conditional upon the grace period and assuming the possibility of anticipated vesting in face of a liquidity event.
(ii)	Price was established based on valuation at the time the options were granted.
(iii)	Fair value based on the Black-Scholes method.
(iv)	The expected volatility was estimated based on the historical volatility of the comparable companies share prices.
(v)	The share price was determined based on a valuation prepared by the Group on the date of the plan migration.
(vi)	Average calculated considering that, according to the definition of the plan, 25% of the options can be exercised before the vesting period.

48

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2022

The Board of Directors is entitled to select the participants of the program, at its sole discretion, among the Management, executives, employees and service providers of the Company and its subsidiaries. Additionally, the Board of Directors defines the terms of each program, when the option granted to the participants will become eligible for exercise (“vesting period”), including the possibility of anticipating the vesting period.

The fair value of the stock options granted is estimated on the grant date, based on the Black-Scholes model, which considers the terms and conditions for granting the shares.

On October 29, 2021, as a result of the corporate reorganization, the exercise price of the options changed from R$ 653.21 to R$ 9.58 for the 1st and 2nd programs and changed from R$ 1,352.00 to R$ 19.84 for the 3rd and 4th programs, to be updated according to the official national price index (IPCA / IBGE). The participants must pay the exercise price in cash and the program does not provide alternatives for paying cash back to participants.

In the period from January to September 2022, 872,260 (428,495 January to March, 326,727 in May and 117,038 July to September) ordinary shares were issued as a result of the exercise of vested options arising from the share option programs (see note 18.a). Options were exercised at a price of R$ 10.89 and R$ 11.32 for the 1st and 2nd stock option programs and R$ 21.68 and R$ 22.53 for the 3rd and 4th stock option programs, respectively.

Second plan (2022)

On June 9, 2022, the Board of Directors approved the 2nd stock option plan, through which selected executives were granted options that confer the right to exercise the stock purchase, subject to certain conditions under the “Stock Option Plan”, with the option to settle in equity.

Stock option program (equity settled)

	Plan 2022 - Equity-settled
Characteristics of the plans:
Grant date	01/04/2022		01/08/2022		01/09/2022
Exercise Period:	6.8 years	(i)	6.8 years	(i)	6.8 years	(i)
Limit date	01/01/2029	(i)	01/01/2029	(i)	01/01/2029	(i)

Activity of stock option number
(+) Total number of granted options	290,099		133,245		87,629
(=) Number of options not exercised	290,099	(i)	133,245	(i)	87,629	(i)
(=) Number of outstanding options on 09/30/2022	290,099		133,245		87,629

Inputs used in the measurement
Exercise price (in dollar)	16.95	(ii)	15.00	(ii)	16.95	(ii)
Share price on the grant date (in dollar)	17.50	(v)	11.50	(v)	8.13	(v)
Volatility (% p.a.)	27.44%	(iv)	27.44%	(iv)	27.44%	(iv)
Interest rate (% p.a.)	0.39%		2.60%		3.26%
Option value (in dollar)	3.37	(iii)	1.08	(iii)	0.65	(iii)
Remaining average term (expected lifetime)	3.0 years	(vi)	2.4 years	(vi)	2.4 years	(vi)

Effects on income for the year:
Total expense attributed to the granting of options (R$)	4,593		743		170
Expenses incurred until September 30, 2022 (R$)	666		45		36
Exchange variation	(54)		-		-
Expenses to incur	3,981		698		134

49

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2022

(i)     Conditional upon the grace period and assuming the possibility of anticipated vesting in face of a liquidity event.

(ii)    Price established was based on valuation at the time the options are granted.

(iii)   Fair value based on the Black-Scholes method.

(iv)   The expected volatility was estimated based on the historical volatility of the comparable companies share prices.

(v)    The share price on the grant date.

(vi)   Average between vesting period and plan term that was set for 01/01/2029.

In the nine-months period ended on September 30, 2022, the Group recognized in the statement of profit or loss an amount of R$ 1,175 (R$ 300 as of September 30, 2021) related to expenses of equity-settled stock option program (see details in item “d”).

b.            Stock option program (settled in cash)

As described above, the stock option program settled in cash was also migrated from the subsidiary CI&T Brazil to the Company. The number of granted options was proportionally adjusted by the equivalent of the Company’s shares.

The amount to be settled in cash is based on the increase in the Group’s share price between the grant date and the exercise date.

	Payable in cash
Granting date	04/2020		10/2021
Exercise Period:	6.8 years	(i)	5.2 years	(i)
Exercise Date	-	(i)	-	(i)
Limit date for exercising the options	01/01/2027	(i)	01/01/2027	(i)
Total number of options granted	69,774		12,130
Liabilities carrying amount as of September 30, 2022	1,488		82

(i)     Conditional upon the grace period and assuming the possibility of anticipated vesting in face of a liquidity event.

In the nine-months period ended on September 30, 2022, the Group recognized in the statement of profit or loss an amount of R$ 463 (R$ 147 as of September 30, 2021) related to expenses of the stock option program settled in cash (see details in item “d”).

50

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2022

c.            Share-based compensation - shares granted to executive officers

Box 1824

On May 31, 2022, the Company granted to the former controlling shareholder of the subsidiary Box 1824 the right to receive 45,255 shares. Box’s shareholder became an executive of the Group, and the granting of the shares is conditioned to continuing employment in the Group until the first and second maturities, on May 31, 2026 and 2027, respectively. The fair value of the shares was estimated on the acquisition date of the subsidiary, based on the share price, in the amount of R$ 3,521.

In the nine-months period ended on September 30, 2022, the Group recognized in the statement of profit or loss an amount of R$ 256 related to expenses of the share-based compensation plan (shares granted) (see details in item “d”).

d.            Expenses recognized in profit or loss

	September 30, 2022	September 30, 2021
Plan in force:
Equity settled	1,175	300
Cash settled	463	147
Shares granted to executives’ officers	256	246
Expenses recognized in profit or loss (note 20)	1,894	693
Other effects in shareholders’ equity	-	989
Total	1,894	1,682
(-) Effect of cash settled	(463)	(147)
Effect of movements in exchange rates	(61)	3
Total shareholders’ equity	1,370	1,538

18            Equity

a.            Share capital

	September 30, 2022	December 31, 2021
Number of ordinary nominative shares	133,637,436	132,197,896
Par value	0.00027	0.00027
Total share capital	37	36

As of September 30, 2022, the total issued share capital of R$ 37 (R$ 36 as of December 31, 2021) is divided into 133,637,436 common shares (132,197,896 as of December 31, 2021).

Those common shares are divided into 19,792,235 Class A common shares, including 225,649 Class A common shares that were issued as part of the payment for the Somo acquisition in January 2022 (see note 2.2), 341,631 Class A common shares that were issued in August 2022 as part of the payment for the Transpire acquisition in September 1, 2022 (see note 2.4), both of them issued accordingly the CI&T´s share price at their respective transaction dates, and 872,260 Class A common shares issued from January to September 2022 in connection with our stock option plan (see note 17), and 113,845,201 Class B common shares.

The holders of the Class A common shares and Class B common shares have identical rights, except that (i) the holders of Class B common shares are entitled to ten votes per share, whereas holders of Class A common shares are entitled to one vote per share, (ii) Class B common shares have certain conversion rights and (iii) the holders of Class B common shares are entitled to maintain a proportional ownership interest in the event that additional Class A common shares are issued, however, that such rights to purchase additional Class B common shares may only be exercised with Class B Shareholder Consent.

51

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2022

b.            Share premium

The share premium refers to the difference between the subscription price (US$ 15.00 per share) that the shareholders paid for the shares and their nominal value (US$ 0.00005 per share), as a total amount of R$ 915,947 (US$ 166,666).

In connection with the business combinations occurred from January to September 2022, the share premium increased by R$ 14,037 of shares issued as part of the payment for the Somo acquisition in January 2022 (see note 2.2) and R$ 16,189 of shares issued as part of the payment for the Transpire acquisition in September 2022. As of September 30, 2002, the total amount of share premium is R$ 946,173 (R$ 915,947 as of December 31, 2021).

c.            Capital reserve

Corporate restructuring

As described in note 1.a above, CI&T completed its corporate restructuring in November 2021. CI&T Brazil ceased to be the ultimate parent company, and CI&T (non-operating holding company) became the ultimate parent company. This transaction occurred through the transfer of the shares of its shareholders from CI&T Brazil to CI&T Delaware and, subsequently, to CI&T, which resulted in the capital increase of 121,086,781 shares at a par value of R$ 0.00027 per share.

Share-based compensation

The Group has share-based compensation plans that are accounted as Capital reserve.

Additionally, in connection with the business combination of Box 1824, the Group recorded as Capital reserve a share-based payment award included in a change-in-control clause (see note 2.3.a). Once an acquiree award that includes a change-in-control that does not require post-combination service to the vest, the unvested awards are vested immediately at the transaction date.

Share issuance costs

In 2021, the Company incurred incremental costs directly attributable to the public offering, recorded in the Capital reserve.

d.            Earnings reserves

	September 30, 2022	December 31, 2021
Retained earnings reserve	125,957	125,957
Retained earnings – net profit for the period	95,830	-
Total retained earnings	221,787	125,957

e.            Dividends and interest on equity

As of September 30, 2022, the Company had no dividends liability.

f.            Other comprehensive income

Translation differences

Accumulated translation adjustments include all foreign currency translation differences on investments abroad.

52

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2022

Cash flow hedges

As mentioned on note 24, in January 2022, the Company decided to apply hedge accounting for financial instruments (non-derivates), with the purpose of hedging exchange rates in transactions related to highly probable risk operations. The movement of exchange variation to be realized by highly probable transactions is accumulated in other comprehensive income.

19            Net revenue

The Group generates revenue primarily through the provision of services described in the table below, which is summarized by nature:

	Period ended September 30, 2022	Quarter ended September 30, 2022	Period ended September 30, 2021	Quarter ended September 30, 2021
Software development revenue	1,508,853	533,060	952,745	364,626
Software maintenance revenue	42,093	15,136	20,194	6,667
Consulting revenue	13,978	3,780	11,641	3,924
Revenue from software license agent	882	357	1,244	209
Other revenue	10,099	6,685	1,762	544
Total net revenue	1,575,905	559,018	987,586	375,970

The following table sets forth the net revenue by industry vertical for the periods indicated:

	Period ended September 30, 2022	Quarter ended September 30, 2022	Period ended September 30, 2021	Quarter ended September 30, 2021
By Industry Vertical
Financial Services	476,250	161,185	345,073	134,984
Food and Beverages	316,891	114,835	250,426	78,258
Technology, Media and Telecom	215,153	77,710	108,006	45,515
Pharmaceuticals and Cosmetics	208,837	74,847	139,107	51,503
Retail and Manufacturing	99,807	32,753	55,140	20,930
Education and Services	55,508	18,855	40,096	16,458
Logistic and Transportation	54,861	20,229	20,868	10,713
Others	148,598	58,604	28,870	17,609
Total net revenue	1,575,905	559,018	987,586	375,970

Performance obligations and revenue recognition policies

The revenue is measured based on the consideration specified in the contract with the client. The Group recognizes revenue when it transfers control over the product or service to the customer.

The table below provides information on the nature and timing of performance obligations in contracts with customers, including the revenue recognition policies listed in the main types of services:

53

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2022

Type of service	Nature and timing of performance obligations	Revenue recognition in accordance with IFRS 15
Services provision: - software development; - software maintenance; - consultancy.

The Group has determined that the customer controls all work in progress as the services are provided. This is because, according to these contracts, services are provided according to the client’s specifications and, if a contract is terminated by the client, the Group will be entitled to reimbursement of the costs incurred to date, including a reasonable margin.

Invoices are issued in accordance with contractual terms and are usually paid on average in 69 days as of September 30, 2022 (70 days as of December 31, 2021). Unbilled amounts are presented as contract assets.

The associated revenue and costs are recognized over time. The progress of the performance obligation is measured based on the hours incurred.
Software License Agency

The Group acts as an agent in software license agreements between the developer and the customer.

Invoices (related to agency fees) are issued in accordance with the contractual terms and are generally paid on average within 45 days.

Revenue related to fees as agent is recognized when contracts are entered into.

Contract assets

Contract assets relate mainly to the Group’s rights to consideration for services performed, for which control has been transferred to the client, but not invoiced on the reporting date. Contract assets are transferred to receivables when the Group issues an invoice to the client.

The balances from contract assets are shown and segregated in the statement of financial position as follows:

.	September 30, 2022	December 31, 2021
Local market	121,571	80,107
Foreign market	108,558	55,194
(-) Expected credit losses from contract assets	(964)	(913)
Total	229,165	134,388

The movement of expected credit losses of contract assets, is as follows:

Balance as of January 1, 2021	(675)
Reversal (Provision)	(918)
Effect of movements in exchange rates	(5)
Balance as of September 30, 2021	(1,598)
Reversal (Provision)	701
Effect of movements in exchange rates	(16)
Balance as of December 31, 2021	(913)
Reversal (Provision)	(182)
Effect of movements in exchange rates	131
Balance as of September 30, 2022	(964)

54

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2022

20            Expenses by nature

Information on the nature of expenses recognized in the condensed consolidated interim statement of profit or loss is presented below:

	Period ended September 30, 2022	Quarter ended September 30, 2022	Period ended September 30, 2021	Quarter ended September 30, 2021
Employee expenses	(1,147,641)	(401,405)	(693,686)	(271,276)
Third-party services and other inputs	(83,994)	(32,671)	(46,124)	(18,111)
Depreciation and amortization (a)	(67,154)	(23,558)	(30,102)	(14,083)
Insurance	(11,388)	(3,701)	(759)	(287)
Short-term leases	(5,071)	(1,736)	(4,554)	(1,129)
Travel expenses	(9,059)	(3,940)	(1,398)	(789)
Training	(4,854)	(1,925)	(2,844)	(1,159)
Share based compensation (b)	(1,894)	(761)	(693)	(193)
Expected credit loss	(385)	325	(2,030)	(1,662)
Consulting (c)	(14,818)	(5,728)	(5,357)	(4,895)
Impairment of intangible assets	-	-	(21,818)	(21,818)
Other post-acquisition expenses (d)	(19,233)	(10,769)	-	-
Other costs and expenses	(23,040)	(8,572)	(12,475)	(1,503)
Total	(1,388,531)	(494,441)	(821,840)	(336,905)

Disclosed as:
Costs of services provided	(1,034,111)	(363,617)	(640,986)	(246,846)
Selling expenses	(118,428)	(43,337)	(61,902)	(24,122)
General and administrative expenses	(228,115)	(84,804)	(93,056)	(38,966)
Research and technological innovation expenses	-	-	(4)	-
Impairment loss on trade receivables and contract assets	(385)	325	(2,030)	(1,662)
Other expenses	(7,492)	(3,008)	(23,862)	(25,309)
Total	(1,388,531)	(494,441)	(821,840)	(336,905)

(a)

Depreciation and amortization include R$ 30,302 (R$ 23,121 as of September 30, 2021) classified as cost of services, R$ 7,582 (R$ 4,406 as of September 30, 2021) as expenses, and R$ 29,270 (R$ 2,574 as of September 30, 2021) regarding identifiable net assets amortization as expenses.

(b)	Share-based compensation includes R$ 1,190 (R$ 348 as of September 30, 2021) classified as cost of services and R$ 704 (R$ 345 as of September 30, 2021) as expenses.
(c)

Consulting expenses in the total amount of R$ 14,818 (R$ 2,277 as of September 30, 2021) related to acquisitions and R$ 3,080 as of September 30, 2021 referring to costs directly attributable to secondary public share offerings.

(d)

Other post-acquisition expenses include the fair value adjustment on account payables for business combination (R$ 7,240) and other expenses related to the obligation of business combination (R$ 11,992).

55

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2022

21            Net finance costs

	Period ended September 30, 2022	Quarter ended September 30, 2022	Period ended September 30, 2021	Quarter ended September 30, 2021
Finance income:
Income from financial investments	5,383	1,828	3,534	2,810
Foreign-exchange gain (a)	128,883	21,525	23,998	11,597
Gains on derivatives	18,849	7,984	15,282	3,054
Interest received	1,965	1,144	115	43
Positive monetary variation	35	25	-	-
Other finance income	523	244	492	87
Total	155,638	32,750	43,421	17,591

Finance costs:
Exchange variation loss (b)	(108,500)	(15,791)	(36,159)	(18,262)
Loss on derivatives	(12,631)	(1,961)	(15,258)	(7,687)
Interest and charges on loans and leases (note 12) (c)	(55,159)	(18,104)	(14,593)	(10,920)
Bank guarantee expenses	(471)	(158)	(17)	-
Negative monetary variation	(7,786)	(3,174)	-	-
Other finance costs	(12,768)	(994)	(3,496)	(3,138)
Total	(197,315)	(40,182)	(69,523)	(40,007)
Net finance results	(41,677)	(7,432)	(26,102)	(22,416)

(a)

Foreign exchange gains are increased by the translation of assets and liabilities held in foreign currencies. The variation is mainly led by the translation of trading and financial operations R$ 88,847 (R$ 23,998 in September 2021) and cash functional currency R$ 17,396.

(b)

Foreign exchange losses are increased by the translation of assets and liabilities held in foreign currencies. The variation is mainly led by the translation of trading and financial operations R$ 64,000 (R$ 36,159 as of September 2021) and cash functional currency R$ 32,605.

(c)	The main variation of the interest and charges on loans and leases is related to loans for the Dextra acquisition of R$ 32,621.

22            Income tax and social contribution

Income tax expenses are recognized at an amount determined by multiplying the profit (loss) before tax for the interim reporting period based on the Management's best estimate of the weighted average annual income tax rate expected for the full financial year, adjusted for the tax effect of certain items recognized in full in the interim period. Income tax expenses include current and deferred tax and social contribution on net profit.

The Group’s consolidated effective tax rate in respect of continuing operations for the nine-months period ended September 30, 2022, was 34%, and for the nine-months period ended September 30, 2021 was 41%.

23            Earnings per share

Basic and diluted earnings per share

The calculation of basic earnings per share was based on the net income attributed to holders of common shares and the weighted average number of outstanding common shares. The calculation of diluted earnings per share was based on the net income attributed to holders of common shares and the weighted average number of outstanding common shares, after adjustments for all potential diluted common shares.

56

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2022

	Period ended September 30, 2022	Quarter ended September 30, 2022	Period ended September 30, 2021	Quarter ended September 30, 2021
Numerator
Profit attributable to holders of ordinary shares	95,830	40,608	82,129	(2,208)
Denominator
Weighted average number of basic shares held by shareholders	133,006,973	133,332,778	119,960,422	119,960,451
Earnings per share—basic	0.72	0.30	0.68	(0.02)

Numerator
Profit attributable to holders of ordinary shares	95,830	40,608	82,129	(2,208)
Denominator
Weighted average number of diluted shares held by shareholders	133,006,973	133,332,778	122,895,435	119,960,451
Net earnings per share – diluted	0.72	0.30	0.67	(0.02)

Weighted average number of common shares

	Period ended September 30, 2022	Quarter ended September 30, 2022	Period ended September 30, 2021	Quarter ended September 30, 2021
Weighted average ordinary shares (basic)	133,006,973	133,332,778	119,960,422	119,960,451
Effect of stock options when exercised	-	-	2,935,013	-
Weighted average number of ordinary shares	133,006,973	133,332,778	122,895,435	119,960,451

24            Financial instruments and risk management

24.1            Financial instrument categories

The Group maintains operations with derivative and non-derivative financial instruments. The control policy consists of monitoring the terms contracted against current terms and conditions in the market. The Company does not make investments of speculative nature in derivatives or any other risk assets (see note 6.2).

The estimated fair value of the Group's financial instruments considered the following methods and assumptions:

●	Cash and cash equivalents and financial investment: recognized at cost plus income earned up to the closing date of the financial statements, which approximate their fair value.
●

Trade receivables: arise directly from the Group's operations, classified at amortized cost, are recorded at their original values, adjusted based on the exchange rate changes, when applicable, and subject to a provision for losses. Their carrying amount is a reasonable approximation of fair value.

●

Loans and borrowings: classified as financial liabilities measured at amortized cost and are recorded at their contractual values. The contractual flow of loans and borrowings is adjusted to the future value of the liabilities considering the interest until maturity.

57

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2022

●

Derivative financial instruments: The Group used derivative financial instruments to manage the interest rate risk exposure. This risk arises from the possibility of the Group incurring losses because of interest rate fluctuations that increase finance costs related to loans.  Since April 2021, the Group has decided to not engage in new derivative agreements to manage the foreign exchange risk exposure. Existing contracts were maintained: NDFs — non-deliverable forwards are used for operations with derivative instruments, for the discounted cash flow model for fair value calculation, with future dollar and interest assumptions obtained at B3 — Brasil, Bolsa, Balcão. Black and Scholes fair value statistical model is used for transactions with currency option (dollar), with future dollar and interest assumption obtained at B3. The financial instruments were valued by calculating the present value through the use of market curves that impact the specific instrument on the calculation dates. For this, future curves of USD Libor 3M, exchange coupon, and currency quotation are used. For interest rate swaps, the present value of the asset position and the liability position, both are estimated by discounting cash flows at the interest rate of the currency in which the swap is denominated. The difference between the present value of the asset and the liability position of the swap generates its fair value.  For exchange forward swaps, the present value of the asset position and the liability position,  both are estimated by discounting cash flows at the rate of currency in which the  swap is denominated. The difference between the present value of the asset and the liability  position of the swap generates its fair value.

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, segregated by category:

	September 30, 2022
	Amortized cost	Assets/liabilities measured at FVTPL	Assets/liabilities measured at FVOCI	Total
Financial assets
Cash and cash equivalents	151,850	-	-	151,850
Financial investments	181,857	-	-	181,857
Trade receivables	462,793	-	-	462,793
Contract assets	229,165	-	-	229,165
Derivatives	-	11,775	-	11,775
Non-derivatives financial instruments – exports revenue	-	-	13,028	13,028
Other assets	37,098	-	-	37,098
	1,062,763	11,775	13,028	1,087,566

Financial liabilities
Suppliers and other payables	26,512	-	-	26,512
Loans and borrowings	706,358	-	-	706,358
Lease liabilities	79,921	-	-	79,921
Accounts payable for business combination	119,226	-	-	119,226
Derivatives	-	6,095	-	6,095
Non-derivatives financial instruments – exports revenue	-	-	43,749	43,749
Non-derivatives financial instruments – financial investments	-	-	6,566	6,566
Contract liabilities	11,760	-	-	11,760
Other liabilities	36,153	-	-	36,153
	979,930	6,095	50,315	1,036,340

58

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2022

	December 31, 2021
	Amortized cost	Assets/liabilities measured at FVTPL	Assets/liabilities measured at FVOCI	Total
Financial assets
Cash and cash equivalents	135,727	-	-	135,727
Financial investments	798,786	-	-	798,786
Trade receivables	340,519	-	-	340,519
Contract assets	134,388	-	-	134,388
Derivatives	-	896	-	896
Other assets	32,968	-	-	32,968
	1,442,388	896	-	1,443,284

Financial liabilities
Suppliers and other payables	33,566	-	-	33,566
Loans and borrowings	788,709	-	-	788,709
Lease liabilities	81,888	-	-	81,888
Accounts payable for business combination	85,726	-	-	85,726
Derivatives	-	535	-	535
Contract liabilities	13,722	-	-	13,722
Other liabilities	15,329	-	-	15,329
	1,018,940	535	-	1,019,475

24.2           Financial risk management

The Group’s operations are subject to the following risk factors:

a.            Market risks

The Group is exposed to market risks resulting from the normal course of its activities, such as inflation, interest rates and exchange rate changes.

Thus, the Group's operating results may be affected by changes in national economic policy, especially regarding short and long-term interest rates, inflation targets and exchange rate policy. Exposures to market risk are measured by sensitivity analysis.

a.1           Foreign exchange risk management

The Group is exposed to foreign exchange risk to the extent that there is a mismatch between the currencies in which sales, purchases, receivables, and borrowings are denominated and the respective functional currencies of the Company and its subsidiaries.

Therefore, foreign exchange risk is inherent to the Group’s business model. The Group’s revenue is mainly denominated in foreign currency and, consequently, is exposed to exchange rate changes. The Group’s expenses, on the other hand, are mainly denominated in the Group’s functional currency (Brazilian Reais) and, consequently, are not exposed to exchange rate changes. The Group is exposed to exchange rate risk on its financial investments, suppliers and other payables, trade receivables, loans and borrowings, accounts payable for business combination, lease liabilities and derivatives. See below the total amount exposure to foreign currency:

59

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2022

	September 30, 2022			December 31, 2021
	USD	GBP	Other	USD	GBP	Other
Financial investments	181,857	-	-	798,786	-	-
Suppliers and other payables	(8,690)	(2,334)	(2,352)	(8,763)	-	(722)
Trade receivables	302,831	32,610	14,283	233,724	-	7,273
Loans and borrowings	(271,455)	-	-	(266,561)	-	-
Accounts payable for business combination	-	(76,400)	-	-	-	-
Lease liabilities	(29,418)	(1,693)	(3,136)	(32,159)	-	(962)
Derivatives	(6,095)	-	-	361	-	-
Net exposure	169,030	(47,817)	8,795	725,388	-	5,589

Accounting policy for hedge accounting

At inception of the hedge relationship, the Company documents its objective and strategy, including identification of the hedging instrument, the hedged item, the nature of the hedged risk and evaluation of hedge effectiveness requirements.

At the beginning of the transaction, the Company documents the relationship between the hedging instruments and the hedged items, for the purpose of risk management and the strategy for carrying out hedging transactions.

Cash flow hedge for the Group's future investments:

In January 2022, the Group decided to apply hedge accounting for certain financial instruments (non-derivatives) (see note 2.2.), with the purpose of hedging exchange rates in transactions related to highly probable risk operations.

Based on the Group's risk management and considering the existing natural hedge on exchange rate variations, the Group designates hedge relationships between “highly probable future acquisitions” (hedged item) and non-derivative US dollar financial investments (hedging instruments), and their exchange effects are recognized at the same time in the statements of profit or loss.

Exchange rate variations in proportions of cash flows from financial investments in US dollars (non-derivative financial instruments) are designated as hedging instruments. At the inception of designated hedging relationships, the Group documents the risk management objective and strategy for undertaking the hedge. The Group also documents the economic relationship between the hedged item and the hedging instrument, including identification of: (i) the hedging instrument; (ii) the hedged item; (iii) the nature of the risk being hedged; and (iv) the assessment whether the hedging relationship meets the hedge effectiveness requirements.

At January 3rd, 2022, the Company has designated hedge relationships “highly probable future acquisitions” and non-derivative US dollar financial investment per a total amount of US$ 104,615. On January 27, 2022, as mentioned in note 2.2, the Company has acquired the Somo Group. In connection with this acquisition, an amount of US$ 64,615 was realized to investments. On September 1, 2022, as mentioned in note 2.4, the Company has acquired Transpire. In connection with this acquisition, an amount of US$ 10,725 was realized to investments. The remaining balance of US$ 29,275 as of September 30, 2022, is still aligned to highly probable future acquisitions for the year of 2022. The Group monitors on a monthly basis the relationships between the hedge item and hedging instruments.

The individual hedge relationships are established on a one-to-one basis, that is, the “highly probable future acquisitions” of each month and the proportions of cash flows from financial investments made abroad, used in each relationship and individual hedge, have the same face value in US dollars. The Company considers as “highly probable future acquisitions” only part of its total planned acquisitions.

The exposure of the Group's future investments in acquisitions in hard currency to the risk of variations in the R$/US$ exchange rate (liability position) is offset by an inverse exposure equivalent to its US dollars financial investments (asset position) to the same type of risk.

60

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2022

a.2            Cash flow hedge for the Company's future Revenues:

export revenues:

Considering the natural hedge and the risk management strategy, the Company designates hedging relationships to account for the effects of the existing hedge between a foreign exchange gain or loss from proportions of its long-term debt obligations (denominated in U.S. dollars) and foreign exchange gain or loss of its highly probable U.S. dollar denominated future export revenues, so that gains or losses associated with the hedged transaction (the highly probable future exports) and the hedging instrument (debt obligations) are recognized in the statement of profit or loss in the same periods.

The schedule of cash flow hedge involving the Company´s future exports as of September 30, 2022 is set below:

					Present value of hedging instrument notional value at September 30, 2022
Hedging Instrument	Hedged Transaction	Nature of the Risk	Maturity Date	USD	BRL
Foreign exchange gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange gains and losses of highly probable future monthly exports revenues	Foreign Currency - Real vs U.S. Dollar Spot Rate	2022 to 2026
Citibank (i)			2026	30,000	162,198
Citibank (ii)			2022	2,000	10,813
Citibank (ii)			2023	3,000	16,220
Banco do Brasil (ii)			2022	10,000	54,066
Bradesco (ii)			2023	3,000	16,220
Citibank (ii)			2023	2,000	10,813
Itaú (ii)			2023	10,000	54,066
Total amounts designated as of September 30, 2022				60,000	324,396

(i)    Export credit note - NCE: Refers to financing to export software development services.

(ii)  Advance on Foreign Exchange Contract (ACC).

Changes in the fair value of USD foreign exchange debt obligation (non-derivative financial instruments) designated as effective cash flow hedges have their effective component recorded in Equity, Other Comprehensive Income (“OCI”) and the ineffective component recorded in Statement of Profit or Loss, in finance income (expense). The amounts accumulated in Equity are recognized in the Statement of Profit or Loss in the years in which the hedged item affects the result, the effects of which are appropriated to the result, in order to minimize the variations in the hedged item.

The individual hedge relationships are established on a one-to-one basis, that is, the “highly probable exports” of each month and the proportions of cash flows from foreign exchange debt obligation made abroad, used in each relationship and individual hedge, have the same face value in US dollars.

The exposure of the Group's future exports in hard currency to the risk of variations in the R$/US$ exchange rate (liability position) is offset by an inverse exposure equivalent to its US dollars debt (asset position) to the same type of risk.

61

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2022

Hedge Accounting Effects

The movement of exchange variation accumulated in other comprehensive income as of September 30, 2022, realized by investments in acquisitions and to be realized by future investments in acquisitions are set out below:

Exchange variation
Balance as of December 31, 2021	-
Recognized in Other comprehensive income	(27,547)
Reclassified to the statements of financial position - occurred investments in acquisitions	20,981
Balance as of September 30, 2022	(6,566)

 The movement of exchange variation accumulated in other comprehensive income as of September 30, 2022, realized by occurred exports and to be realized by occurred exports are set out below:

Exchange variation
Balance as of December 31, 2021	-
Recognized in Other comprehensive income	(33,104)
Reclassified to the statements of profit or loss - occurred exports	2,383
Balance as of September 30, 2022	(30,721)

As of September 30, 2022, the annual expectation of realization of the exchange variation balance accumulated in equity is R$ 5,466.

For all other hedged forecast transactions, the amount accumulated in the hedging reserve and the cost of hedging reserve is reclassified to profit or loss in the same period or periods during which the hedged expected future cash flows affect profit or loss.

Hedge relationships may be discontinued and/or restarted in compliance with the risk management strategy. In this sense, such evaluations are carried out quarterly. In such hedges, the effective portion of foreign exchange gains and losses arising from hedging instruments is recognized in equity, in other comprehensive income, and transferred to statements of profit or loss when the hedged item affects profit or loss for the period. If the future investments (hedged item) are no longer considered highly probable, the hedge relationship is revoked, and the exchange variation accumulated up to the date of revocation is reclassified to profit or loss.

Additionally, when a financial instrument designated as a hedging instrument expires or is settled, the Group may replace it with another financial instrument, in order to ensure the continuity of the hedging relationship. Similarly, when a transaction designated as a hedged item takes place, the Group may designate the financial instrument that hedged that transaction as a hedging instrument in a new hedging relationship. The ineffective portion of exchange rate variations arising from hedging instruments is recorded in the financial result for the period. The Group decided to apply cash flow hedge accounting and financial instruments designated for hedge accounting were classified as cash flow hedges. The effective amount of gain or loss on the instrument is accounted for under the heading “Other comprehensive income” and the ineffective amount under the heading of “Profit or loss”, with the accumulated gains and losses recognized in profit or loss or balance sheet.

62

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2022

a.3            Interest rate risk management

Derives from the possibility of the Group incurring gains or losses resulting from changes in interest rates applicable to its financial assets and liabilities. The Group may also enter into derivative contracts in order to mitigate this risk.

Sensitivity analysis of non-derivative financial instruments

Exchange rate fluctuation and changes in interest rates may positively or adversely affect the financial statements, due to an increase or decrease in the balances of trade receivables and investments in foreign currency and the variation in the balances of financial investments and loans and borrowings.

The Group mitigates its risks relating to non-derivative financial assets and liabilities substantially, through the contracting of derivative financial instruments and natural hedge, balancing financial assets and liabilities in foreign currency. Accordingly, the Group identified the main risk factors that may generate losses for its operations with derivative financial instruments and this sensitivity analysis is based on three scenarios that may impact the Group’s future results and cash flows, as described below:

(i)

Probable scenario: The Group’s projections, based on internal and external data, considered the highest projection expected by the Company for the next 12 months: (i) the interest rate index in order to analyze the sensitivity of the index in short-term investments and loans and borrowings was 13.18% for CDI and 4.45% for Libor (only applicable for some loans and borrowings); (ii) the exchange rate of R$ 5.1593 for USD and R$ 5.9856 for GBP, related to the closing rate projected by the Company, for the purposes of analyzing the foreign exchange exposure. Based on these factors, variations in the adverse and remote scenarios were calculated.

(iii)	Adverse scenario: considered a variation of 25% in the main risk factor of each transaction.
(iii)	Remote scenario: considered a variation of 50% in the main risk factor of each transaction.

For each scenario, the gross finance income or finance costs were calculated, excluding taxes and the maturity flow of each agreement. The base date considered was September 30, 2022, projecting the indexes for one year and verifying their sensitivity in each scenario.

Sensitivity analysis for interest rate risk

	Risk	Exposure in R$	Period rates	Probable scenario (I)	Adverse Scenario (II)	Remote Scenario (III)
Short-term financial investments	Interest rate increase – CDI	73,447	13.65%	13.18%	16.48%	19.77%
				(345)	2,079	4,495
Loans and borrowings	Interest rate increase – CDI	(314,614)	13.65%	13.18%	16.48%	19.77%
				1,479	(8,904)	(19,254)
Loans and borrowings	Interest rate increase - Libor	(129,365)	2.74%	4.45%	5.56%	6.68%
				(2,212)	(3,648)	(5,097)
Derivatives (interest rate swap)	Interest rate increase - Libor	129,365	2.74%	4.45%	5.56%	6.68%
				2,212	3,648	5,097
Net effect				1,134	(6,825)	(14,759)

63

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2022

Sensitivity analysis for exchange rate risk

	Risk	Exposure in US$	Probable scenario (I)	Adverse Scenario (II)	Remote Scenario (III)
Net exchange variation on transactions
Exchange variation in the year	Foreign currency appreciation - USD	5.4066	5.1593	6.4491	7.7390
Financial investments		32,422	(14,582)	27,236	69,057
Suppliers and other payables		(1,607)	399	(1,674)	(3,747)
Trade receivables		56,011	(13,853)	58,390	130,638
Loans and borrowings		(57,327)	(24,312)	(98,253)	(172,199)
Derivatives		20,899	(5,167)	21,789	48,746
Lease liabilities		(5,441)	1,346	(5,672)	(12,690)
Net effect			(56,169)	1,816	59,805

	Risk	Exposure in $	Probable scenario (I)	Adverse Scenario (II)	Remote Scenario (III)
Net exchange variation on transactions
Exchange variation in the year	Foreign currency appreciation - GBP	6.0197	5.9856	7.4820	8.9784
Suppliers and other payables		(388)	12	(569)	(1,150)
Trade receivables		5,417	(186)	7,920	16,026
Lease liabilities		(281)	11	(409)	(830)
Accounts payable for business combination		(12,692)	431	(18,562)	(37,554)
Net effect			268	(11,620)	(23,508)

b.            Credit Risk

Credit risk refers to the risk that a counterparty will not comply with its contractual obligations, causing the Group to incur financial losses. Credit risk is the risk of a counterparty in a business transaction not complying with an obligation provided by a financial instrument or an agreement with a client, which would cause financial loss. To mitigate these risks, the Group analyzes the financial and equity condition of its counterparties, as well as the definition of credit limits and permanent monitoring of outstanding positions.

The Group applies the simplified standard approach to commercial financial assets, where the provision for losses is analyzed over the remaining life of the asset.

In addition, the Group is exposed to credit risk with respect to financial guarantees granted to banks.

The Group held cash and cash equivalents of R$ 151,850 on September 30, 2022 (R$ 135,727 as of December 31, 2021) and financial investments of R$ 181,857 on September 30, 2022 (R$ 798,786 as of December 31, 2021). The cash and cash equivalents and financial investments are held with banks and financial institution counterparties, which are rated BB- to A+.

The carrying amount of financial assets represents the maximum credit exposure. The maximum credit risk exposure on the date of the financial statements is:

	September 30, 2022	December 31, 2021
Hedge financial instruments – SWAP	11,775	896
Cash and cash equivalents	151,850	135,727
Financial investments	181,857	798,786
Trade receivables	462,793	340,519
Contract assets	229,165	134,388
Other receivables (current and non-current)	37,098	32,949
	1,074,538	1,443,265

64

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2022

On September 30, 2022, the exposure to credit risk for trade receivables, contract assets and other receivables by geographic region was as follows:

	September 30, 2022	December 31, 2021
NAE (North America and Europe)	462,974	297,430
North America	394,146	287,992
Europe	68,828	9,438
LATAM (Latin America)	248,179	202,528
APJ (Asia, Pacific and Japan)	17,903	7,917
Total	729,056	507,875

c.            Liquidity risk

The Group monitors liquidity risk by managing its cash resources and financial investments.

Liquidity risk is also managed by the Group through its cash flow projection, which aims to ensure the availability of funds to meet the Group’s both operational and financial obligations.

The Group also maintains approved credit lines with financial institutions in order to adequate levels of liquidity in the short, medium and long terms.

The maturities of the long-term installments of the loans are described in note 12.

The following are the remaining contractual maturities of financial liabilities on the reporting date. The amounts are gross and undiscounted, including contractual interest payments and excluding the impact of netting agreements:

	2022
	Carrying amount	Cash contractual cash flow	6 months or less	6- 12 months	1-2 years	2-5 Years	More than 5 years
Non-derivative financial liabilities
Trade payables	26,512	26,512	26,512	-	-	-	-
Loans and borrowings	706,358	838,849	95,311	188,073	149,009	406,456	-
Lease liabilities	79,921	84,401	17,730	14,654	21,832	29,351	834
Accounts payable for business combination	119,226	137,846	55,078	10,818	12,294	59,656	-
Contract liabilities	11,760	11,760	11,760	-	-	-	-
Other payables (current and non-current)	36,153	36,153	36,153	-	-	-	-
Non-derivatives financial instruments	50,315	50,315	50,315	-	-	-	-
Derivatives	6,095	6,095	6,095	-	-	-	-
	1,036,340	1,191,931	298,954	213,545	183,135	495,463	834

65

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2022

	2021
	Carrying amount	Contractual cash flow	6 months or less	6-12 months	1-2 years	2-6 years
Non-derivative financial liabilities
Trade payables	33,566	33,566	33,566	-	-	-
Loans and borrowings	788,709	974,942	136,161	88,045	171,022	579,714
Lease liabilities	81,888	87,662	12,435	12,251	22,284	40,692
Accounts payable for business combination	85,726	85,726	1,064	47,860	12,179	24,623
Contract liabilities	13,722	13,722	13,722	-	-	-
Other payables (current and non-current)	15,329	15,329	15,329	-	-	-
Derivatives	535	535	535	-	-	-
	1,019,475	1,211,482	212,812	148,156	205,485	645,029

Bank credit lines

	September 30, 2022	December 31, 2021
Used	-	11,161
Not used	56,769	47,434
	56,769	58,595

The Group has credit lines for working capital with the banks HSBC and Citibank, in the amount of US$ 10,500 or R$ 56,769, at the exchange rate of 5.4066, the commercial selling rate for U.S. dollars as of September 30, 2022, as reported by the Brazilian Central Bank, partially used (note 12).

24.3            Derivative financial instruments

The Group held derivative financial instruments to hedge its foreign currency and interest rate risk exposures. As of September 30, 2022, the Group no longer entered into purchase and sale agreement for derivative financial instruments (NDFs).

Fair value estimated for derivative financial instruments contracted by the Group was determined according to information available in the market, mainly through financial institutions and specific methodologies of assessment. However, considerable judgment is necessary to understand market data in order to produce the fair value estimate for each operation. Consequently, the estimates do not necessarily indicate the amounts that will be effectively realized at settlement.

For comparison purpose, as of December 31, 2021, the Group had the following agreements for financial derivatives (NDFs):

	2021
Maturity	Nominal value (USD)	Contracted rate	Amount in R$	Market rate	Fair value
February 25, 2022	(560)	5.6220	(3,148)	5.3459	(17)
Total					(17)

The Group also used options in order to protect exports against the risk of exchange variation. The Group may enter into zero-cost collar strategies, which consists of the purchase of a put option and the sale of a call option, contracted with the same counterparty and with a net zero premium.

66

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2022

As of September 30, 2022, the Group has no balances involving options to buy and sell currencies. For comparison purposes, the composition of the balances involving options to buy and sell currencies as of December 31, 2021, is as follows:

	2021
Maturity	Nominal value (USD)	Contracted rate	Amount in R$	Market rate	Fair value
01/21/2021 - 01/17/2022	875	Put option	4,900	5.8257	(349)
02/25/2021 - 02/25/2022	490	Put option	2,909	5.6490	(170)
Subtotal					(519)

01/21/2021 - 01/17/2022	875	Call option	(4,900)	5.5563	298
02/25/2021 - 02/25/2022	490	Call option	(2,909)	5.4690	196
Subtotal					494
Total					(25)

During 2021, the Group entered into an interest rate swap transaction with the purpose of hedging the exposure to variable interest rate related to the Export Credit Note – NCE with Citibank.

In May 2022, the group negotiated a swap operation exchanging the CDI based rate to a USD prefixed rate, related to a portion of an Export Credit Note - NCE with Bradesco.

The interest rate profile of the Group’s interest-bearing financial instruments, as reported to the Group’s Management, is as follows:

	2022
Maturity	Notional (USD)	Amount in R$	Floating rate receivable	Fixed rate payable	Fair value
07/16/2026	30,000	152,100	3-months LIBOR	3.07%	11,775
07/07/2026	-	100,000	CDI	Foreign Exchange + 4.90%	(6,095)
					5,680

	2021
Maturity	Notional (USD)	Amount in R$	Floating rate receivable	Fixed rate payable	Fair value
07/16/2026	30,000	152,100	3-month LIBOR	3.07%	403
					403

24.4            Classification of financial instruments by type of measurement of fair value

The Group has financial instruments measured at fair value, which are qualified as defined below:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the group may have access to on the measurement date;

Level 2 - Observable information for the asset or liability, directly or indirectly, except for quoted prices included in Level 1; and

Level 3 - Unobservable data for the asset or liability.

67

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2022

	Carrying amount		Fair value
	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021
Level 2
Derivatives:
Non-Deliverable Forward - NDF	-	(17)	-	(17)
Interest rate swap	5,680	403	5,680	403
Call and put option term	-	(25)	-	(25)
Total	5,680	361	5,680	361
Non-derivatives
Lease liabilities	(79,921)	(81,888)	(84,401)	(87,662)
Loans and borrowings	(706,358)	(788,709)	(838,849)	(974,942)
Accounts payable for business combination	(119,226)	(85,726)	(137,846)	(85,726)
Total	(905,505)	(956,323)	(1,061,096)	(1,148,330)
Total	(899,825)	(955,962)	(1,055,416)	(1,147,969)

Cash and cash equivalents, financial investments, trade receivables and suppliers and other payables were not included in the table above. The Group understands that these financial instruments have no classification, as the carrying amount of these items is a reasonable approximation of fair value.

25            Related parties

Transactions with key management personnel

The Group paid R$ 8,788 as of September 30, 2022 (R$ 9,214 as of September 30, 2021) as direct compensation to key management personnel. These amounts correspond to the executive board compensation, related social charges and short-term benefits and are recorded under the line “General and administrative expenses”.

The executive officers also participate in the Group's stock option program (see note 17). For the nine-month period ended on September 30, 2022, R$ 16 (R$ 24 in 2021) were recognized in the statement of profit or loss.

The Group has no additional post-employment obligation, as well as no other long-term benefits, such as premium leave and other severance benefits. The Group also does not offer other benefits in connection with the dismissal of its Senior Management’s members, in addition to those defined by the Brazilian labor legislation in force.

26            Operating segments

Operating segments are defined based on business activities that reflect how CODM - Chief Operating Decision Maker reviews financial statements for decisions.

The Group's CODM is the Group's Board of Director. The CODM is in charge of the operational decisions of resource allocation and performance evaluation. The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation and evaluating performance based on a single operating segment.

The CODM reviews relevant financial data on a consolidated basis for all subsidiaries. CODM makes decisions and regularly evaluates the performance of Group’s services as a whole in a single operational and reportable segment.

68

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2022

The table below summarizes net revenues by geographic region:

.	Period ended September 30, 2022	Quarter ended September 30, 2022	Period ended September 30, 2021	Quarter ended September 30, 2021
NAE (North America and Europe)	798,751	289,758	487,811	170,883
North America	655,941	232,697	470,563	165,015
Europe	142,810	57,061	17,248	5,868
LATAM (Latin America)	724,480	247,200	465,900	192,200
APJ (Asia, Pacific and Japan)	52,674	22,060	33,875	12,887
Total (Note 19)	1,575,905	559,018	987,586	375,970

Net revenues by geographic area were determined based on the country where the sale was made. The net revenue from a single customer represents 16% of the Company’s total net revenues as of September 30, 2022 (21% as of September 30, 2021).

Revenue share by top clients

The following table sets forth net revenue contributed by the top client, and top ten clients for the periods indicated:

.	Period ended September 30, 2022	Quarter ended September 30, 2022	Period ended September 30, 2021	Quarter ended September 30, 2021
Top client	249,356	86,748	211,141	65,074
Top 10 clients	812,754	283,999	675,295	226,866

Geographic information of the Group's non-current assets

The table below summarizes non-current assets, except deferred taxes, based on assets geographic location:

.	September 30, 2022	December 31, 2021
Brazil	844,980	837,865
Abroad:
Cayman	394,691	-
United States of America	53,079	38,417
United Kingdon	2,885	74
China	2,568	2,239
Australia	3,196	8
Colombia	1,614	-
Portugal	493	387
Japan	416	176
Canada	307	284
Total	1,304,229	879,450

27            Subsequent events

Business combination – NTERSOL acquisition

On November 1, 2022, the Company announced the completion of the acquisition of NTERSOL Consulting LLC (“NTERSOL”), a U.S. based digital transformation provider, to expand its financial services expertise in North America.

69

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2022

CI&T Inc
By:	/s/ Stanley Rodrigues
Name: Stanley Rodrigues
Title: Chief Financial Officer

(3Q22 Earnings Release, Unaudited condensed consolidated interim financial information for the three and nine-month periods ended September 30, 2022 and 2021)